

Paramount
resources ltd.



2008 ANNUAL REPORT



ANNUAL MEETING OF SHAREHOLDERS

Shareholders are cordially invited to attend
the Annual Meeting of Shareholders to be held
Wednesday, May 13, 2009 at 10:30 AM MDT
at Centrium Place in the Conference Centre,
332 6th Avenue S.W., Calgary, Alberta.

FINANCIAL AND OPERATING HIGHLIGHTS[1]

($ millions, except as noted)	Year ended December 31		
	2008	2007	% Change
Financial			
Petroleum and natural gas sales	**318.1**	283.4	12
Funds flow from operations	**179.6**	100.5	79
Per share – diluted ($/share)	**2.65**	1.42	87
Net earnings (loss)	**(116.6)**	416.2	(128)
Per share – diluted ($/share)	**(1.72)**	5.89	(129)
Exploration and development capital expenditures	**170.8**	266.8	(36)
Investments[3]	**249.9**	322.1	(22)
Total assets	**1,117.3**	1,299.8	(14)
Net debt [4]	**97.5**	(15.5)	729
Common shares outstanding (thousands)	**66,741**	67,681	(1)
Operating			
Natural gas sales (MMcf/d)	**61.0**	78.8	(23)
Oil and NGLs sales (Bbl/d)	**3,594**	3,536	2
Total (Boe/d)	**13,764**	16,669	(17)
Gas weighting	**74%**	79%	
Average realized price			
Natural gas ($/Mcf)	**8.64**	6.77	28
Oil and NGLs ($/Bbl)	**95.12**	68.74	38
Reserves			
Proved plus probable [5]			
Natural gas (Bcf)	**163.9**	192.8	(15)
Crude oil and NGLs (MBbl)	**9,062**	9,135	(1)
Total (MBoe)	**36,379**	41,270	(12)
Estimated net present value before tax @ 10%			
Proved	**445.7**	477.3	(7)
Proved plus probable	**659.7**	679.5	(3)
Net undeveloped land (thousands of acres)	**1,221**	1,287	(5)
Total wells drilled (gross)	**71**	159	(55)

[1] Readers are referred to the advisories concerning non-GAAP measures and oil and gas measures and definitions under the heading "Advisories" in Management's Discussion and Analysis.
[2] Includes reclassification of foreign exchange collar to conform to current year's presentation.
[3] Based on the period-end closing prices of publicly traded enterprises and book value of the remaining investments.
[4] Net debt, a non-GAAP measure, excludes risk management assets and liabilities and stock-based compensation liabilities.
[5] Working interest reserves before royalty deductions, using forecast prices and costs.

2008 Overview

- Funds flow from operations in 2008 increased by 79 percent to $179.6 million from the prior year due to higher realized commodity prices, lower interest, operating, and general and administrative expenses, partially offset by lower natural gas production and higher royalties.

- Net loss of $116.6 million in 2008 compared to net earnings of $416.2 million in 2007. The current year includes $96.9 million of Strategic Investment write-downs and $54.9 million of property and goodwill write-downs, partially offset by higher gains on financial commodity contracts and petroleum and natural gas sales. Prior year net earnings included $799.4 million of Strategic Investment disposition gains partially offset by $273.9 million of property and goodwill write-downs.

Principal Properties

- Netback increased to $182.5 million in 2008 from $141.5 million in 2007, largely due to higher annual average commodity prices and lower operating expenses, partially offset by lower sales volumes and higher royalties.

- Exploration and development capital spending decreased to $170.8 million from $266.8 million in 2007.

- Grande Prairie received regulatory approval for waterflood at Crooked Creek with initial production of 150 Boe/d in December 2008 increasing to approximately 500 Boe/d by the end of February.

- Kaybob received regulatory approval for downspacing to four wells per section in 62 sections of land, and drilled its first two wells from a common lease including one horizontal well.

- Drilled 16 (12.7 net) wells in the United States, as part of Southern's light oil program.

- Continued to dispose of non-core assets, recognizing net gains of $9.1 million.

Strategic Investments

- Increased ownership in Trilogy to 23.3 percent at December 31, 2008 from 18.8 percent at December 31, 2007 through unit purchases, continued participation in Trilogy Energy Trust's distribution reinvestment plan and, indirectly, as a result of Trilogy's normal course issuer bid ("NCIB") unit purchases.

- Independent resource evaluation for Hoole oil sands properties was completed with a "best estimate" of approximately 458 million barrels of "contingent resources" as of August 1, 2008; seven delineation wells were drilled in the first quarter of 2009.

- Invested $12.3 million in 22.4 million shares of MGM Energy Corp. pursuant to MGM Energy's July public offering, maintaining a 16.7 percent equity interest.

- Invested $6.0 million in 6.1 million Class A common shares of NuLoch Resources Inc., a TSX Venture Exchange listed company with properties in Alberta and Southeast Saskatchewan.

- Purchased 3.5 million common shares of Paxton Corporation, a private company involved in greenhouse gas technology, for $4.8 million.

- Commenced construction of a third drilling rig, expected to be in service in 2009.

Corporate

- Purchased 1.0 million Paramount shares for $7.3 million in 2008 under the Company's NCIBs.

- Interest and financing charges decreased to $9.9 million in 2008 from $32.1 million in 2007.

- Reduced Corporate general and administrative expenses to $24.7 million from $28.9 million in 2007.

Letter to Shareholders

December 18th, 2008 marked the 30th anniversary of continuous operations as a public company for Paramount Resources Ltd. This is an extraordinary accomplishment as only a handful of the companies that were present at the time of Paramount's initial public offering exist today. Paramount has continually adapted to changing economics, technological developments, and changing political and regulatory environments. Paramount has survived and prospered through commodity price cycles where oil and gas prices have gone from next to nothing to highs such as the recent US$147/Bbl WTI and over US$20/Mcf Nymex gas price reached in 2001. We have seen the implementation of new technologies such as horizontal drilling, 3-D seismic, underbalanced drilling, SAG-D, and most recently, multi-stage hydraulic fracturing technology which has helped to unlock many unconventional reservoirs previously thought to be uneconomic to produce.

Paramount has managed its business through periods of drastic regulatory changes; the National Energy Policy; the deregulation of the natural gas market in the 1980's; the conservation of the gas over bitumen in northeast Alberta which resulted in the shut in of much of Paramount's production and sterilized virtually all of the future opportunities the Company had developed in the area; the phase out of the Trust model by the Federal government and most recently, the New Royalty Framework implemented by the Alberta Provincial government which was designed to capture the "fair share" for the people of Alberta but instead has helped to completely devastate the conventional energy business in the province. We believe one of our greatest assets has been our never-ending ability to adapt to changes in our operating environment. The knowledge we have gained from navigating through the ever changing environment in our industry has allowed us to achieve success throughout the last 30 years and we expect will serve us well for years to come.

Paramount produced 13,764 Boe/d in 2008 as compared to 16,669 Boe/d in 2007. Cash Flow generated was up 79 percent from $ 100.5 million to $179.6 million. Year end net debt stood at a conservative $77.8 million including the mark to market value of hedging contracts at year end. In 2008, Paramount executed a total capital program of $183.0 million comprised of $170.8 million on drilling, completions and seismic in its principal properties, $17.6 million on land acquisitions principally at Alberta Crown land sales, property sales of $21.2 million, and strategic investments of $14.8 million. Paramount estimated its net asset value to be $1.2 billion at year end 2008 which works out to be approximately $17.80 per common share.

Paramount's business is currently developing along three separate platforms; a conventional upstream Exploration and Development business, a longer-term resource development business, and a strategic investment portfolio. In the conventional upstream business in 2008, Paramount focused on its North Dakota assets where 14 new wells were drilled. The results from this program are being evaluated and it is anticipated that Paramount can achieve better economic results by improving, principally, its completion technology used on these wells. In the deep basin Kaybob core area, continued emphasis is being focused on driving down the costs to drill and complete these wells. The resources in the Company's Kaybob area could provide material growth as lowering these costs will improve the economics of the plays in the area. Paramount initiated drilling horizontal wells combined with multi-stage fracture stimulation technology on its Montney resource play at Karr with good initial results. Further drilling as well as facility design to develop these reserves is ongoing with the idea that this could become a major producing area for Paramount in the future.

Paramount added to its investment portfolio in 2008 by acquiring additional shares of MGM Energy and additional units in Trilogy Energy Trust. We grew our investment in Paramount Drilling U.S. with the initiation of the construction of a third drilling rig for the Company. New investments were made in NuLoch Resources Inc. and Paxton Corp. in 2008. At year end, these investments were recorded at a total value of $249.9 million, excluding Paramount Drilling U.S., after reducing the carrying value of the MEG Energy, MGM Energy, and NuLoch Resources by a combined $96.4 million to reflect their more current market values.

Paramount was able to start to communicate the value of one of our long-term development assets with the disclosure of the independent resource evaluation for the Hoole oilsands property in Northeast Alberta. A contingent best case recoverable resource of 458 million barrels was estimated to have a net present value (NPV) discounted at 10 percent of $585 million. This evaluation was updated using more current pricing at January 1, 2009 to have a NPV of $1.378 billion. Further drilling has been completed during the current drilling season, which the Company expects will increase both the recoverable resource and the associated NPV. Paramount continues to evaluate the recovery potential of the resource it controls on the carbonate bitumen trend in the same general area. Paramount has also improved its understanding of the resource it controls in the Horn River basin of Northeastern British

Columbia. Paramount expects to be able start to communicate what this potential may be in the near future.

After a steady improvement of commodity prices through the first half of 2008, prices experienced unprecedented declines through the second half of the year in response to reduced demand for both oil and gas associated with the world-wide economic slowdown. Oil and gas activity levels have declined which will in turn reduce supply, with the North American rig count having already been reduced by half. It is our expectation that the supply response to the industry slow down will start to materialize in the spring of 2009 and that supply, at least for natural gas, will closely resemble demand by late fall of 2009. This relationship could be positively affected by increased demand associated with the economic recovery predicted by many for the second half of 2009. Paramount is confident that such a recovery would result in prices generating sufficient returns to allow for greater capital reinvestment to grow its production more aggressively in 2010. The economic slowdown has materially reduced the availability of capital world-wide, and should this persist through the point where demand begins to outstrip supply for commodities, we could have materially higher pricing for commodities to stimulate additional activity. Paramount is in relatively good shape in this regard as our major disposition of our oilsands assets in 2007 has left the Company in a very strong financial position.

In summary, Paramount continues to develop some of the very large resource opportunities that it controls. At the same time, we have tried to control the overall dilution to the shareholders to create the best net economic return possible for our shareholders. We are cautiously optimistic that the severe economic conditions we are currently experiencing may prove to be the very thing that creates better economic conditions for our industry in the years ahead. Paramount is taking the steps it feels necessary to improve its business and expects to emerge from this economic downturn as an even stronger company.



J.H.T Riddell
President and Chief Operating Officer
March 26, 2009

CORE PRODUCING AREAS

Kaybob

The Kaybob Corporate Operating Unit produces natural gas, natural gas liquids ("NGLs"), and crude oil in West Central Alberta. The core natural gas producing areas in Kaybob include Musreau, Resthaven, and Smoky and the primary crude oil producing area is Kakwa. The horizons being pursued are in the Deep Basin, which are high pressure, liquids rich, tight gas formations with large reservoir potential.

Total sales for Kaybob averaged 3,606 Boe/d in 2008, comprised of 18.2 MMcf/d of natural gas and 576 Bbl/d of crude oil and NGLs. Sales volumes decreased in 2008 by 15 percent from 2007, primarily as a result of natural declines and a reduced capital program.

Capital expenditures in Kaybob for 2008 totaled $50 million, excluding land, and were focused on drilling new wells and completing, equipping and tying in both new wells and those drilled in late 2007. During 2008, 21 (9.7 net) gas wells were drilled in Kaybob.

As part of the initiative to reduce per-well drilling, completion, equipping and tie-in costs, Paramount applied for and received regulatory approval to drill up to four wells per section ("downspacing") in 62 sections of land in Musreau, Resthaven and Smoky. Late in the year applications were submitted to allow downspacing on an additional 40 sections of which approval has been received for 22 sections and the remaining approvals are anticipated in the first half of 2009. Cost savings from downspacing are expected to be realized through pad drilling by reducing equipment mobilization costs, and sharing production facilities and pipelines. During the fourth quarter, the first two wells of what will ultimately be a four well pad were drilled in Resthaven. One of the wells was Paramount's first horizontal well in the area. These wells will be completed and tied-in during the first quarter of 2009. In December 2008, Paramount commenced drilling a second well on a lease with an existing well in the Smoky area. The drilling was completed and the well was cased in January, with an expected tie in during the first quarter of 2009 utilizing shared facilities and pipeline. Based on the savings associated with these projects, Paramount anticipates drilling additional pad and horizontal wells in the future.

To reduce operating costs in Resthaven, Kaybob has redirected gas from a more expensive non-operated facility to the lower cost 100 MMcf/d Smoky plant in which Paramount owns a 10 percent working interest. In December 2008, to reduce anticipated future processing costs in the Musreau area, Paramount reduced its firm processing commitment at a third party gas plant.

The Deep Basin continues to be the core area for Kaybob, and as project economics improve, is expected to be a significant growth platform for the Company over the next five to ten years. In 2009, Paramount plans to drill 11 (6.9 net) wells and complete and tie-in 14 (7.5 net) wells that were drilled in prior years. The majority of the 2009 capital investment will be focused in the Musreau, Resthaven, and Smoky areas and will continue to target multiple Cretaceous formations.



Grande Prairie

The Grande Prairie Corporate Operating Unit produces natural gas, NGLs, and crude oil in Central Alberta. The core natural gas producing areas in Grande Prairie include properties at Mirage and Ante Creek. Grande Prairie's primary crude oil producing property is in the deep, light sweet oil trend at Crooked Creek. Grande Prairie is also starting a long-term Deep Basin development plan for liquids rich tight gas in the Karr region.

Total sales for Grande Prairie averaged 2,241 Boe/d in 2008, comprised of 9.7 MMcf/d of natural gas and 628 Bbl/d of crude oil and NGLs. Sales volumes decreased in 2008 by 15 percent from 2007 primarily due to normal production declines throughout the region and production curtailment at Crooked Creek pending regulatory approval of waterflood.

At Crooked Creek, Good Production Practice ("GPP") waterflood was brought on in late December 2008 after an extended regulatory approval process, with initial production of 150 Boe/d increasing to approximately 500 Boe/d by the end of February 2009.

Capital expenditures in Grande Prairie for 2008 totaled $30.0 million, excluding land, the majority of which was focused on Crooked Creek and Karr. Drilling activity in 2008 at Crooked Creek consisted of four (1.9 net) oil wells. In Karr, two (2.0 net) successful horizontal wells into the lower Montney reservoir were drilled and tied in. Grande Prairie also drilled and tied in six (1.7 net) wells in Mirage in 2008. Grande Prairie acquired 24,000 net acres of undeveloped land positions at Crooked Creek and in the adjacent and surrounding Karr area.

Due to current low crude oil prices and less favourable crude royalties, in 2009 Grande Prairie will shift its focus from the oil producing Crooked Creek area to liquids rich deep gas in the Karr region. The majority of the 2009 capital budget will be focused on exploring and drilling undeveloped land and drilling critical pool defining wells in the Karr area.



Capital Expenditures
($ millions, includes land)



Net Undeveloped Land
(thousands, acres)



Production
(Boe/d)

Northern

The Northern Corporate Operating Unit includes properties in Northwest Alberta, Northeast British Columbia, and extends into the Cameron Hills and Fort Liard areas of the Northwest Territories. Northern's primary focus remains at Cameron Hills in the Northwest Territories, where this property accounts for a significant portion of Northern's total natural gas, crude oil and NGLs production. Other significant natural gas producing properties within Northern are located at Bistcho and Haro in Northwest Alberta and Clarke Lake in Northeast British Columbia.

The zones targeted by Northern include Pleistocene-aged sands and gravels at depths of 30 meters through Cretaceous-aged Bluesky/Gething sands, Mississippian carbonates, and end with middle Devonian carbonates at depths of 1,600 meters in Alberta and the Cameron Hills area.

Total sales for Northern averaged 3,796 Boe/d in 2008, comprised of 18.2 MMcf/d of natural gas and 768 Bbl/d of crude oil and NGLs. Sales volumes decreased in 2008 by 26 percent from 2007 primarily due to the shut-in of the Maxhamish and West Liard facility in late 2007 and early 2008, and the impact of property sales as well as natural declines across most properties in Northern. Paramount is awaiting regulatory and community approvals to resume its drilling program in Cameron Hills.

The West Liard facility was shut-in as a result of declining gas volumes, low prices and high operating costs and the Tattoo property was divested of for similar reasons. The combined production from West Liard when shut in and Tattoo properties when sold was approximately 250 Boe/d.

Northern's capital expenditures for 2008 totaled $8.5 million, excluding land. During 2008, Northern drilled 6 (3.5 net) wells, of which one (0.5 net) well was dry and abandoned. The majority of Northern's field activities occurred in the first quarter of 2008 because of restricted seasonal access.

In 2009, Paramount anticipates drilling four (3.5 net) operated gas wells in Bistcho with follow-up completions and tie-ins all to be performed in the first quarter of 2009.



Capital Expenditures
($ millions, includes land)



Net Undeveloped Land
(thousands, acres)



Production
(Boe/d)

Southern

The Southern Corporate Operating Unit produces crude oil and natural gas in Southern Alberta, Montana and North Dakota. Southern's core areas comprise the gas producing Chain / Craigmyle field near Drumheller, Alberta and the oil producing area near Medora, North Dakota.

Southern produced 3,969 Boe/d in 2008 comprised of 14.1 MMcf/d of gas and 1,619 Bbl/d of oil and NGLs, a decrease of 420 Boe/d from 2007 due to declines and property sales in Alberta partially offset by oil production increases in the United States. Capital expenditures for the year were $67.5 million on drilling and completions in the United States, and $12 million in Canada. Capital spending in the United States was primarily for drilling and constructing facilities in North Dakota.

Southern divested of two properties producing approximately 350 Boe/d in 2008, as part of Paramount's objective to focus on strategic assets and lower operating costs.

In the Chain region, Southern significantly reduced capital spending from previous years with moderate declines in production.

In the United States, Paramount operates as Summit Resources Inc ("Summit"), a wholly owned subsidiary. In North Dakota, Summit drilled 14 (12.2 net) wells focused on growing production from the Bakken, Birdbear and Red River formations. This program was not without its challenges, including an escalation of all aspects of drilling program costs, a scarcity of goods and services, and lower than expected reserves per well. The results achieved in the Red River and Bakken program were the strongest, where three of the six completed wells have achieved expected production rates. Commodity price reductions have caused Summit to delay the 2009 drilling program as current realized prices are approximately $13.00 below the West Texas Intermediate index price.

The Company is continuing to assess the results of the 2008 US drilling program, with the objective of identifying areas where improvements and cost reductions can be made, including completion techniques. Paramount continues to believe its North Dakota properties can be a significant growth platform for the Company despite the current realized price and the lower than expected reserve additions.

In Montana, Summit has been participating in the development of the Outlook Field, where two (0.5 net) crude wells were drilled in 2008. At present only one of the Outlook wells is producing due to the recent low crude prices.



Capital Expenditures
($ millions, includes land)



Net Undeveloped Land
(thousands, acres)



Production
(Boe/d)

OPERATING STATISTICS

Paramount' average daily sales volumes by corporate operating unit for the years ended December 31, 2008 and 2007 are summarized below:

Natural Gas Sales (MMcf/d)	2008	2007	Change (%)
Kaybob	18.2	22.3	(18)
Grande Prairie	9.7	11.2	(13)
Northern	18.2	25.7	(29)
Southern	14.1	18.1	(22)
Other	0.8	1.5	(43)
Total	61.0	78.8	(23)
Crude Oil and Natural Gas Liquids Sales (Bbl/d)			
Kaybob	576	533	8
Grande Prairie	628	765	(18)
Northern	768	865	(11)
Southern	1,619	1,369	18
Other	3	4	-
Total	3,594	3,536	2
Total Sales (Boe/d)			
Kaybob	3,606	4,245	(15)
Grande Prairie	2,241	2,640	(15)
Northern	3,796	5,151	(26)
Southern	3,969	4,389	(10)
Other	152	244	(38)
Total	13,764	16,669	(17)



Natural Gas Price
(after realized gains and losses on
financial instruments)
($/Mcf)

8.77



**Crude Oil and
Natural Gas Liquids Price**
(after realized gains and losses on
financial instruments) ($/Bbl)

106.13

Capital Expenditures

($ millions)	2008	2007
Geological and geophysical	7.1	4.3
Drilling and completions	137.1	158.1
Production equipment and facilities	26.6	104.4
Exploration and development expenditures	**170.8**	266.8
Land and property acquisitions	17.6	13.9
Cash proceeds on dispositions	**(21.2)**	(28.1)
Principal Properties	**167.2**	252.6
Strategic Investments	14.8	54.2
Cash proceeds on disposal of Strategic Investments	**-**	(78.7)
Corporate	1.0	1.8
Net capital expenditures	**183.0**	229.9

Land

The following table summarizes the Company's land position at December 31:

Land (thousand of acres)	2008			2007		
	Gross	Net	Average Working Interest	Gross	Net	Average Working Interest
Undeveloped land	1,754	1,221	70%	1,847	1,287	70%
Acreage assigned reserves	598	319	53%	565	301	53%
Total	2,352	1,540	65%	2,412	1,588	66%
Value of undeveloped land [1] ($ millions)	$150.3			$142.9		

[1] Based on McDaniel & Associates Consultants Ltd. appraisal summary of acreage evaluation



Exploration and Development Expenditures
($ millions)



2008 Exploration and Development Expenditures $170.8 million

- ▨ **Drilling & Completion**
- ▥ **G&G**
- ▦ **Production Equipment**

Drilling

Drilling activity for the years ended December 31, 2008 and 2007 is as follows:

| | **2008** | | | | | |
| | **Development** | | **Exploration** | | **Total** | |
	Gross	**Net**	**Gross**	**Net**	**Gross**	**Net**
Gas	27	10	16	10	43	20
Oil	21	15	4	1	25	16
Dry and Abandoned	1	1	2	1	3	2
Oil Sands and other	-	-	-	-	-	-
Total	49	26	22	12	71	38

| | 2007 | | | | | |
| | Development | | Exploration | | Total | |
	Gross	Net	Gross	Net	Gross	Net
Gas	58	40	28	12	86	52
Oil	18	6	5	4	23	10
Dry and Abandoned	2	2	2	1	4	3
Oil Sands and other	46	43	-	-	46	43
Total	124	91	35	17	159	108



Wells Drilled
(gross)



Drilling Distribution
71 Wells

⊞ **Kaybob**
⊠ **Grande Prairie**
▩ **Northern**
▥ **Southern**



Drilling Success Rate
(gross) (%)

Reserves

Paramount's reserves for the year ended December 31, 2008 were evaluated by McDaniel & Associates Consultants Ltd. ("McDaniel") and prepared in accordance with the National Instrument 51-101 definitions, standards and procedures.

Paramount's working interest reserves and before tax net present value of future net revenues for the year ended December 31, 2008 using forecast prices and costs are as follows:

	Gross Proved and Probable Reserves [1]				Before Tax Net Present Value [1]		
					($ millions)		
	Natural Gas	Light & Medium Crude Oil	Natural Gas Liquids	Total	Discount Rate		
Reserves Category	(Bcf)	(MBbl)	(MBbl)	(MBoe)	0%	10%	15%
Canada							
Proved							
Developed Producing	73.1	2,251	770	15,198	447.8	334.7	298.0
Developed Non-producing	18.2	185	269	3,488	69.9	40.4	32.6
Undeveloped	3.9	10	-	662	12.3	4.5	2.2
Total Proved	95.2	2,446	1,038	19,348	530.0	379.6	332.8
Total Probable	67.9	1,332	523	13,168	346.3	195.8	155.8
Total Proved plus Probable Canada	163.1	3,777	1,561	32,516	876.3	575.4	488.5
United States							
Proved							
Developed Producing	0.6	2,720	67	2,887	100.1	66.3	57.1
Developed Non-producing	-	7	-	8	(0.3)	(0.2)	(0.2)
Total Proved	0.6	2,726	67	2,895	99.8	66.1	56.9
Total Probable	0.2	910	21	968	40.7	18.2	13.8
Total Proved plus Probable USA	0.8	3,636	88	3,863	140.5	84.3	70.7
Total Company							
Total Proved	95.8	5,172	1,106	22,243	629.8	445.7	389.7
Total Probable	68.1	2,241	543	14,136	387.0	214.0	169.6
Total Proved plus Probable	**163.9**	**7,413**	**1,649**	**36,379**	**1,016.8**	**659.7**	**559.3**

[1] Columns may not add due to rounding



Natural Gas Reserves
Proved and Probable
(gross before royalties) (Bcf)

164



Crude Oil and Natural Gas Liquid Reserves
Proved and Probable
(gross before royalties) (MBbl)

9,062



Reserves
Proved and Probable
(gross before royalties) (MBoe)

36,379

Reserves Reconciliation

The following table sets forth the reconciliation of Paramount's working interest reserves for the year ended December 31, 2008 using forecast prices and costs:

	Proved Reserves			Probable Reserves			Proved & Probable Reserves		
	Natural Gas	Oil and NGLs	Boe[4]	Natural Gas	Oil and NGLs	Boe[4]	Natural Gas	Oil and NGLs	Boe[4]
	Bcf	MBbl	MBoe	Bcf	MBbl	MBoe	Bcf	MBbl	MBoe
January 1, 2008	119.3	6,181	26,064	73.5	2,954	15,204	192.8	9,135	41,268
Extensions and discoveries	10.5	967	2,723	6.4	446	1,502	16.9	1,413	4,225
Technical revisions	(10.8)	434	(1,366)	(10.2)	(611)	(2,312)	(21.0)	(177)	(3,678)
Dispositions [1]	(1.4)	(1)	(243)	(0.7)	-	(105)	(2.1)	(1)	(348)
Production [2]	(21.8)	(1,303)	(4,936)	(0.9)	(3)	(153)	(22.7)	(1,306)	(5,089)
December 31, 2008[3]	**95.8**	**6,278**	**22,243**	**68.1**	**2,784**	**14,136**	**163.9**	**9,062**	**36,379**

[1] Paramount estimates.
[2] Excludes production from royalty interests.
[3] Columns and rows may not add due to rounding.
[4] Please refer to the oil and gas measures and definitions under the heading "Advisories" in Management's Discussion and Analysis.

Technical reserve revisions are positive or negative changes to reserves that were booked in prior periods. In 2008, negative technical revisions of 3.7 MMBoe primarily related to land ownership matters in Northern, well performance issues in Southern, and development plan changes in Grande Prairie.

Finding and Development Costs

Finding and development costs associated with the 2008 exploration and development program were as follows:

2008 Finding and Development Costs

($ millions, except as noted)	Proved	Proved Plus Probable
Geological and geophysical	$ 7.1	$ 7.1
Drilling and completions	137.1	137.1
Production equipment and facilities	26.6	26.6
Exploration and development expenditures	170.8	170.8
Land	17.6	17.6
Change in future capital	4.6	12.3
Total finding and development capital[1]	$ 193.0	$ 200.7
Net additions to reserves (MBoe)[2]	1,357	547
Finding and development costs ($/Boe)	**$ 142.03**	**$ 366.31**

[1] The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.
[2] Please refer to the oil and gas measures and definitions under the heading "Advisories" in Management's Discussion and Analysis.

Finding and Development Costs

($/Boe)	2008	2007	2006	3 Year Average
Proved	$ 142.03	$ 120.86	$ 46.94	$ 103.34
Proved plus Probable[1]	$ 366.31	$ N/A	$ 41.24	$ 205.43

[1] 2007 proved and probable finding and development costs not applicable due to negative technical revisions.

Pre-tax Net Asset Value

An estimate of Paramount's pre-tax net asset value as of December 31, 2008 is as follows:

($ millions)	2008
Present value of reserves [1]	$659.7
Appraised value of undeveloped land [2]	150.3
Seismic (at cost)	85.0
Projects under evaluation (at cost) [3]	63.6
Investments [4]	249.9
Other property, plant and equipment [5]	57.5
Working capital surplus [6]	32.6
Long-term debt – excludes unamortized financing fees	(110.4)
Pre-tax net asset value	**$1,188.2**
Common Shares outstanding (thousands)	66,741
Pre-tax net asset value per basic common share	**$17.80**

[1] Based on McDaniel & Associates Consultants Ltd. forecast prices and costs and proved plus probable reserves discounted at 10 percent before income tax under blow-down scenario.
[2] Based on McDaniel & Associates Consultants Ltd. Summary of Acreage Evaluation.
[3] Excludes non-depletable wells assigned probable reserves.
[4] Based on the period-end closing prices of publicly traded enterprises and book value of the remaining investments.
[5] Includes inventory, drilling rigs, and corporate assets.
[6] Includes current portion of stock-based compensation liability and financial instruments.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A"), dated March 6, 2009, should be read in conjunction with the audited Consolidated Financial Statements of Paramount Resources Ltd. ("Paramount" or the "Company") for the year ended December 31, 2008. Information included in this MD&A is presented in accordance with Generally Accepted Accounting Principles (''GAAP") in Canada. Amounts are presented in Canadian dollars unless otherwise stated.

This document contains forward-looking statements, non-GAAP measures and oil and gas measures and definitions, including contingent resources. Readers are referred to the "Advisories" section of this document concerning such matters.

In this document "funds flow from operations", "funds flow from operations per share - diluted", "netback" and "net debt", collectively the "Non-GAAP measures", are presented as indicators of Paramount's financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers. Funds flow from operations excludes the impacts of non-commodity financial derivatives, among other items. Certain comparative figures have been reclassified to conform to the current years presentation.

Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Management's strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount's Principal Properties while maintaining a large inventory of undeveloped acreage, and to selectively pursue higher risk/higher return prospects. Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy Energy Trust ("Trilogy") in April, 2005; and (iii) MGM Energy Corp. ("MGM Energy") in January, 2007. Paramount continues to hold investments in the securities of Trilogy and MGM Energy in its portfolio of Strategic Investments.

Paramount's operations are divided into three segments, established by management to assist in allocating resources, assessing operating performance and achieving long-term strategic objectives:
i) Principal Properties; ii) Strategic Investments; and iii) Corporate.

Paramount's Principal Properties are divided into four Corporate Operating Units ("COUs") as follows:

- Kaybob consisting of properties in West Central Alberta;

- Grande Prairie consisting of properties in Central Alberta;

- Northern consisting of properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and

- Southern consisting of properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

Strategic Investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, sales, or future revenue generation.

The Corporate segment is comprised of income and expense items, including general and administrative expense and interest expense, which have not been specifically allocated to Principal Properties or Strategic Investments.

Highlights

Year ended December 31	2008	2007	2006
($ millions, except as noted)			
Financial			
Net (loss) earnings	(116.6)	416.2	(17.8)
per share - basic ($/share)	(1.72)	5.94	(0.26)
per share - diluted ($/share)	(1.72)	5.89	(0.26)
Funds flow from operations	179.6	100.5	171.6
per share - diluted ($/share)	2.65	1.42	2.53
Petroleum and natural gas sales	318.1	283.4	312.6
Total assets	1,117.3	1,299.8	1,419.0
Long-term debt	109.5	134.6	508.8
Net debt	97.5	(15.5)	614.5
Operational			
Sales volumes			
Natural gas (MMcf/d)	61.0	78.8	81.6
Oil and NGLs (Bbl/d)	3,594	3,536	3,653
Total (Boe/d)	13,764	16,669	17,256
Average realized price			
Natural gas ($/Mcf)	8.64	6.77	7.66
Oil and NGLs ($/Bbl)	95.12	68.74	63.27
Wells drilled (net)	38	108	231

Segment Earnings (Loss)

Year ended December 31	2008	2007	2006
($ millions)			
Principal Properties	**33.6**	(290.2)	(142.9)
Strategic Investments	**(94.6)**	780.6	141.3
Corporate	**(40.9)**	(31.0)	(66.3)
Taxes	**(14.7)**	(43.2)	50.1
Net Earnings (Loss)	**(116.6)**	416.2	(17.8)

Funds Flow From Operations

The following is a reconciliation of funds flow from operations to the nearest GAAP measure:

Year ended December 31	2008	2007	2006
($ millions, except as noted)			
Cash from operating activities	**194.9**	98.7	182.4
Change in non-cash working capital	**(15.3)**	1.8	(10.8)
Funds flow from operations	**179.6**	100.5	171.6
Funds flow from operations ($/Boe)	**35.64**	16.52	27.25

2008 Overview

- Net loss of $116.6 million in 2008 compared to net earnings of $416.2 million in 2007. The current year includes $96.9 million of Strategic Investment write-downs and $54.9 million of property and goodwill write-downs, partially offset by higher gains on financial commodity contracts and petroleum and natural gas sales. Prior year net earnings included $799.4 million of Strategic Investment disposition gains partially offset by $273.9 million of property and goodwill write-downs.

- Net earnings in 2007 of $416.2 million compared to a net loss of $17.8 million in 2006. The 2006 net loss included $183.8 million of petroleum and natural gas property write-downs and $154.5 million of equity investment income including a $111.3 million dilution gain related to North American Oil Sands Corp. ("North American"). Earnings for 2007 included the impacts of lower natural gas prices and sales volumes than 2006.

- Funds flow from operations in 2008 increased by 79 percent to $179.6 million from the prior year due to higher realized commodity prices, lower interest, operating, and general and administrative expenses, partially offset by lower natural gas production and higher royalties.

Principal Properties

- Netback increased to $182.5 million in 2008 from $141.5 million in 2007, largely due to higher annual average commodity prices and lower operating expenses, partially offset by lower sales volumes and higher royalties.

- Exploration and development capital spending decreased to $170.8 million from $266.8 million.

- Grande Prairie received regulatory approval for waterflood at Crooked Creek with initial production of 150 Boe/d in December 2008 increasing to approximately 500 Boe/d by the end of February.

- Kaybob received regulatory approval for downspacing to four wells per section in 62 sections of land, and drilled its first two wells from a common lease including one horizontal well.

- Drilled 16 (12.7 net) wells in the United States, as part of Southern's light oil program.

- Continued to dispose of non-core assets, recognizing net gains of $9.1 million.

- Recognized a property impairment charge of $44.6 million, primarily related to the United States oil program.

Strategic Investments

- Increased ownership in Trilogy to 23.3 percent at December 31, 2008 from 18.8 percent at December 31, 2007 through unit purchases, continued participation in Trilogy's distribution reinvestment plan ("DRIP") and, indirectly, as a result of Trilogy's normal course issuer bid ("NCIB") unit purchases.

- Independent resource evaluation for Hoole oil sands properties was completed with a "best estimate" of approximately 458 million barrels of "contingent resources" as of August 1, 2008; seven delineation wells were drilled in the first quarter of 2009.

- Invested $12.3 million in 22.4 million shares of MGM Energy pursuant to MGM Energy's July public offering, maintaining a 16.7 percent equity interest.

- Invested $6.0 million in 6.1 million Class A common shares of NuLoch Resources Inc. ("NuLoch"), a TSX Venture Exchange listed company with properties in Alberta and Southeast Saskatchewan.

- Purchased 3.5 million common shares of Paxton Corporation ("Paxton"), a private company involved in greenhouse gas technology, for $4.8 million. Certain directors of Paramount are also directors and shareholders of Paxton.

- Commenced construction of a third drilling rig, expected to be in service in 2009.

- Recognized a provision for impairment of $96.9 million on investments.

Corporate

- Purchased 1.0 million Paramount shares for $7.3 million in 2008 under the Company's NCIBs.

- Interest and financing charges decreased to $9.9 million in 2008 from $32.1 million in 2007.

- Reduced Corporate general and administrative expenses to $24.7 million from $28.9 million in 2007.

Principal Properties

Netbacks and Segment Earnings (Loss)

Year ended December 31

($ millions)	2008	2007
Revenue	**318.1**	283.4
Royalties	**(47.8)**	(40.5)
Operating expense and production tax	**(72.1)**	(85.5)
Transportation expense	**(15.7)**	(15.9)
Netback	**182.5**	141.5
Settlements of financial commodity contracts	**17.4**	12.0
Netback including settlements of financial commodity contracts	**199.9**	153.5
Other Principal Property items (see below)	**(166.3)**	(443.7)
Segment earnings (loss)	**33.6**	(290.2)

Revenue

Year ended December 31

($ millions)	2008	2007	% Change
Natural gas sales	**193.0**	194.7	(1)
Oil and NGLs sales	**125.1**	88.7	41
Total	**318.1**	283.4	12

Revenue from natural gas, oil and NGLs sales was $318.1 million in 2008, an increase of 12 percent from 2007, due primarily to the impact of higher commodity prices, partially offset by lower natural gas sales volumes.

The impact of changes in prices and volumes on petroleum and natural gas sales revenue for the year ended December 31, 2008 are as follows:

($ millions)	Natural gas	Oil and NGLs	Total
Year ended December 31, 2007	194.7	88.7	283.4
Effect of changes in prices	41.8	34.7	76.5
Effect of changes in sales volumes	(43.5)	1.7	(41.8)
Year ended December 31, 2008	**193.0**	**125.1**	**318.1**

Sales Volumes

Year ended December 31	2008			2007			Change		
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d
Kaybob	18.2	576	3,606	22.3	533	4,245	(4.1)	43	(639)
Grande Prairie	9.7	628	2,241	11.2	765	2,640	(1.5)	(137)	(399)
Northern	18.2	768	3,796	25.7	865	5,151	(7.5)	(97)	(1,355)
Southern	14.1	1,619	3,969	18.1	1,369	4,389	(4.0)	250	(420)
Other	0.8	3	152	1.5	4	244	(0.7)	(1)	(92)
Total	61.0	3,594	13,764	78.8	3,536	16,669	(17.8)	58	(2,905)

Average daily natural gas sales volumes decreased to 61.0 MMcf/d in 2008 compared to 78.8 MMcf/d in 2007. The decrease was primarily a result of the shut-in of the Maxhamish and West Liard facilities in Northern, normal production declines across all COUs and asset sales.

Average daily crude oil and NGLs sales volumes increased to 3,594 Bbl/d in 2008 compared to 3,536 Bbl/d in 2007, primarily as a result of Southern's North Dakota drilling program partially offset by reduced production at Crooked Creek in Grande Prairie pending regulatory approval of waterflood and declines at Bistcho and Cameron Hills in Northern.

During the second quarter, Paramount initiated a process to explore the sale of properties in the Cameron Hills, Bistcho, Negus, and Larne areas in Alberta and the Northwest Territories. On July 29, 2008, the initial bidding period closed and while interest was expressed, no acceptable bids were received. The formal sales process was closed in the third quarter.

Annual average production was 13,764 Boe/d for 2008, a difference of 236 Boe/d from guidance of 14,000 Boe/d provided in November 2008. This difference is primarily the result of delays in obtaining regulatory approval for waterflood at Crooked Creek in Grande Prairie and extremely cold weather in December that caused production and delivery interruptions.

Commodity Prices

Key monthly average commodity price benchmarks and foreign exchange rates are as follows:

Year ended December 31	2008	2007	% Change
Natural Gas			
AECO (Cdn$/GJ)	7.71	6.27	23
New York Mercantile Exchange (US$/MMbtu)	9.04	6.86	32
Crude Oil			
West Texas Intermediate (US$/Bbl)	99.65	72.34	38
Edmonton par (Cdn$/Bbl)	102.87	77.02	34
Foreign Exchange			
Cdn$/1US$	1.07	1.07	-

Average Realized Prices

Year ended December 31	2008	2007	% Change
Natural gas ($/Mcf)	8.64	6.77	28
Oil and NGLs ($/Bbl)	95.12	68.74	38
Total ($/Boe)	63.14	46.59	36

Paramount's average realized natural gas price for 2008, before realized gains on financial commodity contracts, was $8.64/Mcf compared to $6.77/Mcf in 2007. Paramount's natural gas sales portfolio primarily consists of sales priced at the Alberta spot market, Eastern Canadian markets, and California markets and is sold in a combination of daily and monthly contracts.

The average realized oil and NGLs price for 2008, before realized gains on financial commodity contracts, increased to $95.12/Bbl compared to $68.74/Bbl in 2007. Paramount's Canadian oil and NGLs sales portfolio primarily consists of sales priced relative to Edmonton Par, adjusted for transportation and quality differentials. The Company's United States oil and NGLs sales portfolio is sold at the lease with differentials negotiated relative to West Texas Intermediate crude oil prices.

Commodity Price Management

Paramount, from time to time, uses financial and physical commodity price instruments to manage exposure to commodity price volatility. The financial instruments have not been designated as hedges for accounting purposes, and as a result changes in the fair value of these contracts are recognized in earnings.

Settlements of financial commodity contracts were as follows:

Year ended December 31

($ millions, except as noted)	2008	2007
Received (paid) on settlement		
Gas contracts	2.9	15.2
Crude contracts	14.5	(3.2)
Total	17.4	12.0
$/Boe	3.45	1.98

At December 31, 2008, Paramount had the following financial commodity contracts outstanding:

($ millions, except as noted)	Total Notional	Price	Fair Value	Remaining Term
	sale/(purchase)			
Gas - NYMEX	10,000 MMBtu/d	USD $9.94/MMBtu	4.5	January - March 2009
Gas - NYMEX	(10,000 MMBtu/d)	USD $6.63/MMBtu	(0.9)	January - March 2009
Gas - AECO	20,000 GJ/d	CAD $9.50/GJ	6.2	January - March 2009
Total			9.8	

Paramount also has a long-term physical contract to sell 3,400 GJ/d of natural gas at a fixed price of $2.52/GJ plus an escalation factor, expiring in 2011.

Royalties

Year ended December 31

($ millions, except as noted)	**2008**	2007	% Change
Natural gas	**27.7**	27.3	1
Oil and NGLs	**20.1**	13.2	52
Total	**47.8**	40.5	18
$/Boe	**9.49**	6.66	41
Royalty rate (%)	**15.0**	14.3	

Royalties increased to $47.8 million in 2008 compared to $40.5 million in 2007. Natural gas royalties remained flat. Oil and NGLs royalties increased by 52 percent consistent with higher revenue and production in the United States and due to higher rates in Northern.

The impact of changes in revenue and royalty rates on royalty expense for the year ended December 31, 2008 is as follows:

($ millions)	
Year ended December 31, 2007	40.5
Effect of changes in revenue	4.9
Effect of changes in royalty rates	2.4
Year ended December 31, 2008	**47.8**

Operating Expense and Production Tax

Year ended December 31

($ millions, except as noted)	**2008**	2007	% Change
Operating expense	**68.9**	83.3	(17)
Production tax	**3.2**	2.2	45
Total	**72.1**	85.5	(16)
$/Boe	**14.31**	14.06	2

Operating expenses for the year ended December 31, 2008 decreased 17 percent to $68.9 million compared to $83.3 million in 2007. The decrease is primarily due to lower operating expenses in Northern, which include reductions resulting from the shut-in of the Maxhamish and Liard West assets, and lower operating expenses in Kaybob as a result of lower production. Production tax and operating expenses increased in Southern consistent with production increases in the United States. Operating expenses per Boe remain consistent with the prior year.

Transportation Expense

Year ended December 31

($ millions, except as noted)	**2008**	2007	% Change
Transportation expense	**15.7**	15.9	(1)
$/Boe	**3.12**	2.61	20

Transportation expense decreased to $15.7 million in 2008 due primarily to lower volumes. Transportation costs per Boe increased in the current year due to less production over similar fixed costs compared to the prior year.

Per Unit Netbacks

Year ended December 31	2008	2007
Natural gas ($/Mcf)		
Revenue	**8.64**	6.77
Royalties	**(1.24)**	(0.95)
Operating expense	**(2.45)**	(2.37)
Transportation	**(0.62)**	(0.52)
Netback	**4.33**	2.93
Settlements of financial commodity contracts	**0.13**	0.53
Netback including settlements of financial commodity contracts	**4.46**	3.46
Conventional oil ($/Bbl)		
Revenue	**95.76**	68.85
Royalties	**(14.15)**	(10.30)
Operating expense	**(10.86)**	(11.94)
Production tax	**(2.81)**	(1.94)
Transportation	**(1.53)**	(0.50)
Netback	**66.41**	44.17
Settlements of financial commodity contracts	**14.30**	(3.16)
Netback including settlements of financial commodity contracts	**80.71**	41.01
Natural gas liquids ($/Bbl)		
Revenue	**92.96**	68.33
Royalties	**(19.23)**	(11.62)
Operating expense	**(11.25)**	(9.08)
Production tax	**(0.91)**	(0.77)
Transportation	**(1.40)**	(1.10)
Netback	**60.17**	45.76
All products ($/Boe)		
Revenue	**63.14**	46.59
Royalties	**(9.49)**	(6.66)
Operating expense	**(13.68)**	(13.70)
Production tax	**(0.63)**	(0.36)
Transportation	**(3.12)**	(2.61)
Netback	**36.22**	23.26
Settlements of financial commodity contracts	**3.45**	1.98
Netback including settlements of financial commodity contracts	**39.67**	25.24

Other Principal Property Items

Year ended December 31

($ millions)	**2008**	2007
Depletion, depreciation and accretion	**117.3**	131.8
Exploration	**7.2**	6.2
Dry hole	**7.2**	27.7
Gain on sale of property plant and equipment	**(9.1)**	(13.7)
Commodity contracts – net of settlements	**(16.7)**	25.2
Write-down of petroleum and natural gas properties and goodwill	**54.9**	274.0
Other items	**5.5**	(7.5)
Total	**166.3**	443.7

Depletion, depreciation and accretion expense ("DD&A expense") for the year ended December 31, 2008 decreased to $117.3 million or $23.28/Boe compared to $131.8 million or $21.66/Boe in 2007. The decrease in DD&A expense is primarily a result of lower production and is partially offset by a higher per Boe depletion rate.

Exploration expense consists of geological and geophysical costs, seismic, and lease rentals expenses. The decrease in 2008 is consistent with Paramount's lower capital spending and includes lower seismic expenditures.

Dry hole expense was $7.2 million for 2008 compared to $27.7 million in 2007. The 2008 dry hole expense related primarily to unsuccessful exploratory wells in Southern and Northern.

The gain on sale of property, plant and equipment comprises gains on non-core Principal Properties of $9.1 million as the Company continues to divest non-strategic properties and assets.

The commodity contract gains and losses are unrealized and relate to future production periods.

During 2008, the Company recognized a write-down of $44.6 million related petroleum and natural gas properties. The property write-down related primarily to oil properties in the United States and is attributable to lower than expected reserve additions and higher than expected costs. The goodwill write-down of $10.3 million was due to an excess of carrying value of reporting units over their fair value. The prior year write-down related primarily to natural gas properties in Kaybob, Northern, and Grande Prairie.

Strategic Investments

Year ended December 31

($ millions)	2008	2007
Income (loss) from investments	(93.4)	550.0
Exploration and dry hole	-	(43.6)
Drilling, net	-	(0.7)
Gain on sale of property, plant and equipment	-	270.8
Other items	(1.2)	(6.8)
Non-controlling interest	-	10.9
Segment Earnings (Loss)	(94.6)	780.6

Strategic Investments at December 31, 2008 include the following:

- investments in Trilogy, MGM Energy, NuLoch, and Paxton;

- oil sands investments, including shares in MEG Energy Corp. ("MEG Energy") and bitumen land holdings; and

- drilling rigs operated by Paramount's wholly owned subsidiary, Paramount Drilling U.S. LLC ("Paramount Drilling").

Paramount increased its equity holdings from 18.8 to 23.3 percent of Trilogy in 2008 through unit purchases, participation in Trilogy's DRIP and indirectly as a result of Trilogy's NCIB unit purchases. Paramount recorded $23.7 million of equity earning from Trilogy (2007 - $8.9 million).

Paramount invested $12.3 million in 22.4 million common shares of MGM Energy, pursuant to MGM Energy's July 2008 public offering, maintaining Paramount's 16.7 percent equity ownership. In addition to an equity loss of $17.2 million in 2008 (2007 - $ 5.0 million), Paramount wrote its investment in MGM Energy down by $41.8 million to the trading price of MGM Energy shares on December 31, 2008. Paramount assessed the difference between the fair value and carrying value of its investment in MGM Energy as unlikely to recover in a reasonable time period due to the current economic uncertainty and because of the excess of Paramount's carrying value over the trading price of MGM Energy shares.

Prior year income from equity investments included the gain on disposal of shares of North American of $528.6 million.

NuLoch is a TSX Venture Exchange listed oil and gas company with properties in Alberta and Southeast Saskatchewan. In February of 2008 Paramount acquired 6.1 million Class A common shares of NuLoch for $6.0 million. NuLoch was written down by $4.6 million to its December 31, 2008 share price. Paxton is a development stage private company, developing technology to capture greenhouse gas for enhanced hydrocarbon recovery and power generation where bitumen based fuels are economically available.

MEG Energy is a private company focused on oil sands development in the Athabasca region of Alberta. MEG Energy owns a 100 percent working interest in over 800 square miles of oil sands leases including 80 contiguous square miles of oil sands leases in the Christina Lake area. MEG Energy commenced production during the year and continues to increase resource quantities. Paramount recognized a impairment charge of $50.0 million on its investment in MEG Energy based on recent economic events, including weak commodity prices and volatile financial and capital markets. The impairment charge included an assessment of the likelihood that Paramount could recover its investment in MEG Energy in a reasonable time period and MEG Energy's independent resources evaluation adjusted for current market rates of return.

Paramount continues to invest in oil sands projects, including Hoole where the Company drilled a further seven delineation wells in early 2009.

Paramount Drilling owns and operates two rigs in North Dakota, used for Paramount's US operations. Paramount has commissioned the construction of a third rig, expected to be operational in mid 2009. Because of current project economics, Paramount is not presently drilling in North Dakota and is in the process of contracting the rigs to third parties on a short-term basis. Paramount anticipates using the drilling rigs to continue Southern's US operations when market conditions improve.

Gain on sale of property for 2007 included the gain on disposal of properties in the Surmont area of $271.0 million.

Until May 29, 2007, Paramount owned greater than 50 percent of MGM Energy's common shares and the results of operations and cash-flows of MGM Energy were consolidated in the financial results of Paramount. Subsequent to May 29, 2007, Paramount accounts for its investment in MGM Energy using the equity method. Prior to the January 12, 2007 spin-out of MGM Energy, the Mackenzie Delta and other Northern assets spun-out to MGM Energy were included in the Strategic Investment segment. Dry hole and exploration expenses for 2007 related to MGM Energy's 2006/2007 winter drilling program.

Corporate

Year ended December 31

($ millions)	2008	2007
General and administrative	24.7	28.9
Stock-based compensation	4.0	(12.3)
Interest and financing charges	9.9	32.1
Foreign exchange	3.3	(20.0)
Debt extinguishment and other expenses	2.0	12.4
Other income	(3.0)	(10.1)
Corporate costs	40.9	31.0

Corporate costs of $40.9 million in 2008 compared to $31.0 million in 2007. The change was primarily related to foreign exchange gains and stock based compensation recoveries in 2007 partially offset by lower debt extinguishment charges in 2008.

General and administrative expense decreased in 2008 primarily due to lower employee related costs.

Interest and financing charges for 2008 were $9.9 million compared to $32.1 million in 2007, as Paramount had lower average debt levels in 2008 compared to 2007. Foreign exchange gains and losses primarily result from US denominated debt partially offset by the foreign exchange collar. During 2007, Paramount had higher levels of US denominated debt exposed to foreign exchange rate changes.

Other income includes interest income earned on short-term investments and cash balances.

Capital Expenditures

($ millions)	2008	2007
Geological and geophysical	7.1	4.3
Drilling and completions	137.1	158.1
Production equipment and facilities	26.6	104.4
Exploration and development expenditures	170.8	266.8
Land and property acquisitions	17.6	13.9
Cash proceeds on dispositions	(21.2)	(28.1)
Principal Properties	167.2	252.6
Strategic Investments	14.8	54.2
Cash proceeds on disposal of Strategic Investments	-	(78.7)
Corporate	1.0	1.8
Net capital expenditures	183.0	229.9

Exploration and development expenditures for the year ended December 31, 2008 were $170.8 million compared to $266.8 million in 2007. Paramount's 2008 exploration and development budget was increased to $170 million from $150 million in the third quarter primarily to fund cost increases and Paramount increasing its working interest share of existing projects in Southern. The 2008 activities were focused on Southern's North Dakota oil program, Kaybob's deep gas program including commencement of the pad drilling program and Grande Prairie's Crooked Creek oil and Karr gas programs.

Strategic Investments capital expenditures for 2008 consist primarily of construction of the third drilling rig and oil sands land acquisitions. Prior year Strategic Investment capital expenditures included spending related to oil sands projects, MGM Energy and drilling rigs. The 2007 proceeds on disposal are primarily related to the sale of oil sands assets in the Surmont area.

Wells drilled are as follows:

(wells drilled)	2008		2007	
	Gross[1]	Net[2]	Gross[1]	Net[2]
Gas	43	20	87	52
Oil	25	16	22	9
Oil sands evaluation	-	-	46	44
Dry & Abandoned [3]	3	2	4	3
Total	71	38	159	108

[1] Gross wells are the number of wells in which Paramount has a working interest or a royalty interest.
[2] Net wells are the aggregate number of wells obtained by multiplying each gross well by Paramount's percentage of working interest.
[3] Dry & Abandoned for 2007 includes two (2.0 net) wells drilled by MGM Energy.

Liquidity and Capital Resources

The current economic environment is challenging and uncertain: a global recession, weak commodity prices, volatile financial markets and limited access to capital markets.

Paramount manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company's underlying assets and operations. Paramount may adjust its capital structure by issuing or repurchasing shares, altering debt levels, modifying capital programs, and disposing of assets.

The maximum that Paramount may borrow under the credit facility is subject to semi-annual review, and is dependent upon Paramount's reserves and lenders' projections of future commodity prices, among other factors. Paramount has requested an extension to the revolving term of its credit facility to April 29, 2010 and expects to finalize details of the extension before April 30, 2009.

The Company has currently budgeted $90 million for exploration and development spending in 2009. Paramount will continue to monitor its capital structure, and expense and capital programs in response to prevailing economic conditions. The Company has flexibility within its current capital plan to increase or decrease spending, depending upon future circumstances.

Capital Structure

($ millions)	**2008**	2007	Change
Working capital [(1)]	**(12.9)**	(152.0) [(2)]	139.1
Credit facility	–	–	-
US Senior Notes [(3)]	**110.4**	136.5	(26.1)
Net debt	**97.5**	(15.5)	113.0
Share capital	**302.7**	313.8	(11.1)
Contributed surplus	**2.4**	1.4	1.0
Retained earnings	**473.4**	593.5	(120.1)
Accumulated other comprehensive income	–	–	-
Total	**876.0**	893.2	(17.2)

[(1)] Excludes risk management assets and liabilities and stock based compensation.
[(2)] Includes reclassification of other available for sale investments from short-term to long-term assets of $0.9 million.
[(3)] Excludes unamortized financing fees.

Working Capital

Paramount's working capital at December 31, 2008 was $12.9 million compared to $152.0 million at December 31, 2007. Included in working capital at December, 2008 was $54.1 million in cash and cash equivalents. The decrease in working capital is primarily due to capital spending, repurchases of US Senior Notes, investments in MGM Energy, Trilogy, NuLoch, and Paxton, and Paramount's NCIB equity purchases, partially offset by funds flow from operations of $179.6 million and the settlement of the $75.0 million note receivable from MEG Energy.

Paramount expects to finance its 2009 operations, contractual obligations, and capital expenditures from its existing cash and cash equivalents, funds flow from operations, and from available borrowing capacity, if required.

Bank Credit Facility

During the second quarter, Paramount renewed its credit agreement and extended the revolving term to April 29, 2009. As of December 31, 2008, the gross borrowing base was $148.6 million and the banking syndicate has provided a commitment to lend up to $125.0 million. As of December 31, 2008, nil was drawn on the credit facility. Paramount also had undrawn letters of credit outstanding totalling $16.5 million that reduce the amount available to the Company under the credit facility.

US Senior Notes

During 2008, Paramount made open market repurchases of US$48.0 million (2007 – US$75.4 million) principal amount of 8.5% US Senior Notes reducing the outstanding balance to US$90.2 million ($110.4 million) at December 31, 2008 from the original balance of US$213.6 million. Paramount may re-market the purchased debt at its discretion. The US Senior Notes were partially hedged economically with a foreign exchange collar, during the year portions of the collar were settled for net payments of $15.8 million. Paramount received $12.2 million in January 2009 on settlement of the remainder of the collar.

Share Capital

On May 6, 2008, the Company's NCIB approved in May 2007 (the "2007 NCIB") expired, purchases of 3,304,926 Common Shares for $55.0 million were made under the NCIB during 2007 and 2008, representing 4.7 percent of the Common Shares outstanding when the 2007 NCIB was approved. In November 2008, the Company received approval for a second NCIB (the "2008 NCIB") for the purchase of up to 3,387,456 Common Shares. To December 31, 2008 the Company purchased 1,008,300 Common Shares for $7.2 million under the 2008 NCIB. In total 4,313,226 common shares were purchased for $62.2 million.

At February 28, 2009, Paramount had 66,152,924 Common Shares and 4,143,750 Stock Options outstanding (799,417 exercisable).

Quarterly Information

($ millions, except as noted)	2008 Q4	Q3	Q2	Q1	2007 Q4	Q3	Q2	Q1
Petroleum and natural gas sales	54.7	83.5	102.9	77.0	61.8	61.9	80.9	78.8
Net earnings (loss)	(150.5)	103.9	(31.9)	(38.0)	(156.5)	(82.2)	671.0	(16.1)
per share - basic ($/share)	(2.23)	1.53	(0.47)	(0.56)	(2.29)	(1.17)	9.46	(0.23)
per share - diluted ($/share)	(2.23)	1.53	(0.47)	(0.56)	(2.29)	(1.17)	9.34	(0.23)
Funds flow from operations	68.2	40.9	46.3	24.2	22.9[1]	21.7	18.0	37.9[1]
per share - diluted ($/share)	1.01	0.60	0.68	0.36	0.33	0.31	0.25	0.54
Sales volumes								
Natural gas (MMcf/d)	53.4	57.3	67.7	65.8	67.6	73.5	89.5	84.8
Oil and NGLs (Bbl/d)	3,298	3,657	3,611	3,811	2,984	3,977	3,561	3,636
Total (Boe/d)	12,202	13,206	14,895	14,775	14,248	16,231	18,480	17,773
Average realized price								
Natural gas ($/Mcf)	7.43	8.65	10.54	7.68	6.43	5.31	7.35	7.72
Oil and NGLs ($/Bbl)	60.04	112.64	115.55	89.44	79.77	70.99	64.66	60.84

[1] Includes reclassification of foreign exchange collar to conform to current year's presentation

Significant Items Impacting Quarterly Results

Quarterly earnings variances include the impacts of changing production volumes and market prices.

Fourth quarter 2008 earnings include a $54.9 million write-down of petroleum and natural gas properties and goodwill and a $96.9 million investment impairment provision.

Third quarter 2008 earnings include $79.6 million of mark-to-market gains on financial commodity contracts and $29.8 million of equity investment income.

Second quarter 2008 earnings include $5.9 million of equity investment losses and mark-to-market losses of $56.4 million on financial commodity contracts.

First quarter 2008 earnings include $12.7 million of equity investment losses primarily related to MGM Energy and mark-to-market losses of $15.0 million on financial commodity contracts.

Fourth quarter 2007 earnings include a $192.4 million write-down of petroleum and natural gas properties, primarily related to natural gas producing properties.

Third quarter 2007 earnings include a write-down of petroleum and natural gas properties of $79.6 million related to Kaybob and Northern.

Second quarter 2007 earnings include a pre-tax $528.6 million gain on the sale of North American and a pre-tax gain of $282.2 million on the sale of property, plant and equipment, including $271.0 million related to the sale of the assets in the Surmont area.

First quarter 2007 earnings include $47.6 million of dry hole expenses, including $39.8 million related to MGM Energy's 2006/2007 drilling program and an $18.9 million future income tax recovery.

Fourth Quarter Review

Netback

($ millions)	2008	2007
Revenue	54.7	61.8
Royalties	(7.0)	(5.2)
Operating expense and production tax	(18.5)	(21.6)
Transportation expense	(4.0)	(3.4)
Netback	25.2	31.6
Settlements of financial commodity contracts	42.4	(4.2)
Netback including settlements of financial commodity contracts	67.6	27.4
Netback per Boe	60.22	20.92

Funds Flow from Operations

($ millions)	2008	2007
Cash flow from operating activities	71.6	42.2
Change in non-cash working capital	(3.4)	(19.3)
Funds flow from operations	68.2	22.9 [1]
Funds flow from operations per Boe	60.73	20.40

(1) Includes the impacts of intra-quarter reclassification of foreign exchange collar settlement.

Paramount's fourth quarter sales volumes of 12,202 Boe/d consisted of 53.4 MMcf/d of natural gas and 3,298 Bbl/d of oil and NGLs, generating revenue of $54.7 million, a decrease of $7.1 million from the prior year comparable quarter due to lower natural gas sales volumes and oil and NGLs prices.

Fourth quarter royalties increased to $7.0 million in 2008 compared to $5.2 million in 2007, primarily as a result of higher royalty rates in Northern in 2008. Operating expenses continued to decrease in the fourth quarter of 2008, primarily related to Northern, which included the impact of property sales and decommissioning of facilities in the fourth quarter of 2007 and first quarter of 2008, provisions for additional plant equalizations and the beginning of the Northern winter maintenance program.

Funds flow from operations increased by $45.3 million to $68.2 million and includes the impact of $42.4 million of financial commodity contract settlements related to 2008 and 2009.

Fourth quarter exploration and development expenditures of $63.1 million were primarily related to Southern's North Dakota oil program and drilling and infrastructure in Kaybob.

Subsequent Events

- Cancelled 3.0 million Paramount Options on surrender by their holders.

- All stock appreciation rights that were issued in November 2008 were surrendered and cancelled in exchange for the same number of Paramount Options with the same exercise price and vesting terms.

Related Party Transactions

On January 12, 2007, Paramount Resources Ltd. completed a reorganization pursuant to a plan of arrangement under the *Business Corporations Act (Alberta)* (the "MGM Spinout") involving Paramount Resources Ltd., its shareholders and MGM Energy, a wholly-owned subsidiary of Paramount immediately prior to the MGM Spinout.

Service Agreements

Paramount provides certain operational and administrative services to Trilogy Energy Ltd., a wholly owned subsidiary of Trilogy, and MGM Energy, at cost and cost plus 10 percent, respectively. Transactions with Trilogy and MGM Energy are settled monthly. In addition, as a result of the respective spinouts, certain employees of Trilogy and MGM Energy hold Paramount and/or Holdco Options and, therefore, stock-based compensation expense accrues to Paramount. During the year Paramount charged an aggregate of $0.5 million for administrative services and recognized $0.6 million for stock-based compensation.

In August of 2008 Paramount entered into an agreement with a supplier for the construction of a significant portion of a third drilling rig for US$8.2 million. For the year ended December 31, 2008, US$6.5 million has been paid to the supplier. An individual who indirectly owns part of the supplier is also a director of a company affiliated with Paramount.

Significant Equity Investees

The following table summarizes the assets, liabilities and results of operations of Paramount's significant equity investees. The amounts summarized have been derived directly from the investees' financial statements as at and for the years ended December 31, 2008 and 2007, and do not include Paramount's adjustments when applying the equity method of investment accounting. As a result, the amounts included in the table below cannot be used to derive Paramount's equity income and net investment in Trilogy and MGM Energy.

($ millions)	Trilogy		MGM Energy	
As at December 31	**2008**	2007	**2008**	2007
Current assets	**$ 78.2**	$ 52.3	**$ 83.9**	$ 112.0
Long term assets	**879.4**	875.9	**229.7**	250.6
Current liabilities	**70.7**	76.2	**12.7**	15.9
Long term liabilities	**470.8**	470.0	**2.0**	1.2
Equity	**416.1**	382.0	**298.9**	345.5
Year ended December 31	**2008**	2007	**2008**	2007
Revenue	**$ 425.8**	$ 304.3	**$ 2.8**	$ 3.1
Expenses	**294.1**	285.0	**124.8**	88.7
Tax expense (recovery)	**8.3**	69.1	**(21.9)**	(23.1)
Net earnings (loss)	**$ 123.4**	$ (49.8)	**$ (100.1)**	$ (62.3)
Units/shares outstanding at December 31 (thousands)	**95,997**	94,609	**263,195**	128,945
Paramount's equity interest at December 31[1]	**23.3%**	18.8%	**16.7%**	16.7%

1. Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the equity investees' assets or revenue nor does Paramount have any direct or indirect obligation in respect of or liability for the equity investees' expenses or obligations.

Trilogy had 4.8 million trust unit options outstanding (0.4 million exercisable) at December 31, 2008 at exercise prices ranging from $4.85 to $23.95 per unit. MGM Energy had 11.2 million stock options outstanding (1.0 million exercisable) at December 31, 2008 at exercise prices ranging from $0.16 to $5.00 per share.

Outlook

Paramount's 2009 exploration and development budget is $90 million, excluding land purchases. The 2009 budget will focus on the development of deep gas opportunities in the Kaybob area, and exploration and facility development in Grande Prairie. The exploration and development budget also includes an allocation to maintain coal bed methane production at Chain. In addition to the exploration and development budget, the Company has budgeted $2.0 million for further oil sands delineation wells in the Hoole area and $8.0 million for the completion of the third drilling rig. The Company has flexibility within its current capital plan to increase or decrease spending, depending upon future economic conditions.

Based on current production levels, market conditions, and the current exploration and development budget, annual average production is expected to be approximately 12,500 Boe/d.

Contractual Obligations

Paramount had the following contractual obligations as at December 31, 2008:

($ millions)	2009	2010-2011	2012-2014	After 2014	Total
US Senior Notes, including interest	9.4	18.8	124.5	-	152.7
Asset retirement obligations	3.2	21.4	23.5	167.6	215.7
Pipeline transportation commitments [(1)]	14.4	26.2	19.6	40.5	100.7
Operating leases	7.4	9.9	1.0	-	18.3
Total	34.4	76.3	168.6	208.1	487.4

[(1)]   Certain of the pipeline transportation commitments are secured by $3.7 million of outstanding letters of credit million at December 31, 2008.

Contingencies

Paramount is party to various legal claims associated with the ordinary conduct of business. Paramount does not anticipate that these claims will have a material impact on its financial position.

Tax and royalty legislation and regulations, and government interpretation and administration thereof, continually changes. As a result, there are often tax and royalty matters under review by relevant government authorities.

All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the final liability may differ materially from amounts estimated and recorded.

Crown royalties for Paramount's production from frontier lands in the Northwest Territories have been recognized in the Consolidated Financial Statements based on the Company's interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for its past Northwest Territories royalty filings. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of ongoing audits and/or assessments by the Government of Canada. Additional material amounts could potentially become payable.

Paramount, as the original lessee, has committed to discharge MGM Energy's office lease obligation should MGM Energy not fulfill its lease obligation.

Risks and Risk Management

The exploration for and production of oil and natural gas involves a number of risks and uncertainties, including exploration uncertainty, commodity pricing, industry competition, production practices, transportation restrictions, foreign exchange rates, interest rates and government and regulatory practices.

Exploration and operating uncertainty includes risks and hazards such as poor drilling results, unusual or unexpected geological formations, high reservoir pressures, environmental damage, and other risks involved in drilling and operating wells. Drilling success can be improved by using current technologies and shooting or purchasing seismic information. Paramount also attempts to minimize exploration and operating risks using prudent safety programs and adequate insurance coverage against potential losses. Where an environmental breach occurs, fines and penalties occur.

Natural gas and oil prices are influenced by market supply and demand fundamentals as well as weather, political climate, and other events. As the majority of Paramount's natural gas and oil sales are priced to US markets, the Canada/US dollar exchange rate also impacts revenue.

Paramount uses financial commodity contracts in addition to fixed price physical delivery contracts to manage exposure to the impacts of volatile commodity prices. The use of financial commodity contracts is limited by policies approved by the Board of Directors. Paramount is exposed to credit risk from financial commodity contracts to the extent of non-performance by counterparties. Paramount manages credit risk associated with possible non-performance by counterparties by entering into contracts with highly rated counterparties or obtaining letters of credit, limits on individual counterparty exposure, and monitoring procedures. Paramount also uses foreign exchange instruments to offset the earnings impacts of the carrying value of US denominated debt. Accounts receivable include balances due from customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2008, Paramount had balances due from one sales customer that represented approximately 14 percent of the Company's total accounts receivable.

Regulatory policies, royalties, and income taxes imposed by the various levels of government can be amended from time to time. Further, tax and royalty filings are subject to subsequent government audit and potential reassessments. Accordingly, the final income tax or royalty balance may differ materially from amounts recorded. Paramount attempts to ensure that it is in compliance with current regulations and can respond to changes as they occur by employing qualified personnel and engaging subject specialists as necessary.

Paramount also secures long-term transportation commitments to minimize transportation restrictions and cost volatility.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. The following is a discussion of the accounting estimates that are considered critical.

Property Plant and Equipment

Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations. The application of the successful efforts method of accounting requires the use of judgment to determine, among other things, the designation of wells as development or exploratory, and whether exploratory wells have discovered economically recoverable quantities of proved reserves. All costs of development wells are capitalized. Costs of drilling exploratory wells are initially capitalized, pending evaluation of proved reserves. If economically recoverable reserves are not found, such costs are charged to earnings.

During the current year, in accordance with its policy, the Company reviewed depreciation estimates, and changed the usage pattern estimates of certain facilities and gathering systems to a unit of production method from a straight line method to better reflect the observed usage and expected lives of these assets.

Reserve Estimates

Reserve engineering is an inherently complex and subjective process of estimating underground accumulations of petroleum and natural gas reserves. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserves estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various economic assumptions and the judgment of the persons preparing the estimate.

In 2008, 100 percent of Paramount's reserves were evaluated by qualified independent reserves evaluators. Because these estimates depend on many assumptions, all of which may differ from actual results, reserves estimates and estimates of future net revenue may be different from the quantities of petroleum and natural gas that are ultimately recovered and amounts actually realized. The results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The estimates of reserves impact; (i) the assessment of whether or not an exploratory well has found economically producible reserves; (ii) depletion rates; and (iii) impairment assessments of oil and gas properties and goodwill, all of which could have a material impact on earnings.

Impairment of Petroleum and Natural Gas Properties

Proved properties are reviewed for impairment annually, or as economic events dictate, on a field basis. An impairment provision is recorded when the carrying value of a field exceeds its estimated expected future cash flows from proved and probable petroleum and natural gas reserves. Reserve estimates, as well as estimates for petroleum and natural gas prices, royalties and production costs, may change and there can be no assurance that additional impairment provisions will not be required in the future.

If exploratory wells encounter potentially economic quantities of oil and gas, the well costs remain capitalized as long as sufficient progress is being made in assessing the reserves and the economic and operating viability of the well. The concept of "sufficient progress" is a judgmental area, where the accounting rules prohibit the continued capitalization of suspended well costs on the mere chance that future market conditions will improve or new technologies will be found that would make the project's development economically profitable. For certain exploratory projects, it is possible to have exploratory costs remain capitalized for several years while additional drilling is performed, or the Company seeks government, regulatory or partner approval of development plans.

Management reviews suspended well balances regularly and expenses the suspended well costs when the project does not warrant further investment. Criteria utilized in making this determination include evaluation of the reservoir characteristics and hydrocarbon properties, expected development costs, regulations and access or contract negotiations.

Asset Retirement Obligations

Paramount recognizes the fair value of an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value can be made. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized in depletion, depreciation and accretion expense, and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability.

Estimates of the associated asset retirement costs are subject to uncertainty associated with the method, timing, and extent of future retirement activities. Accordingly, the actual payments to settle the obligations may differ materially from estimated amounts.

Carrying Value of Investments

The carrying value of investments is assessed for impairment at least annually. For equity investments, the Company assesses factors including the expected future cash flows from the investment and public trading prices of investees units or shares. Impairment is assessed based on the difference between the fair value as determined by a cash flow analysis or unit or share price and carrying value, with any excess of the carrying value over the fair value charged to earnings. The process of assessing investments for impairment requires estimates of fair values involving various assumptions and judgments, assessments that the fair value of investments will return to their carrying value in reasonable periods and an assessment of the period the investment will be held.

Carrying Value of Goodwill

Goodwill is tested for impairment, at least annually, using the expected future cash flows of the respective reporting unit to determine its fair value. Impairment is assessed based on the difference between the fair value of each reporting unit and its carrying value, including goodwill. Any excess of the carrying value of the reporting unit over the fair value is charged to earnings. The process of assessing goodwill for impairment requires estimates of fair values involving various assumptions and judgments.

Income Taxes

The Company follows the liability method of accounting for income taxes, whereby future income taxes are recognized based on the difference between the carrying amount of an asset or liability reported in the financial statements and its respective tax basis, using substantively enacted income tax rates. Accounting for income taxes is a complex process requiring management to interpret frequently changing laws and regulations and make judgments related to the application of tax law, estimate the timing of temporary difference reversals, and estimate the realization of tax assets. These interpretations and judgments and changes related to them impact the current and future tax provisions, future income tax assets and liabilities and net earnings.

Changes in Accounting Policies

Canadian GAAP

Effective January 1, 2008 the Company adopted Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 3862 "Financial Instruments – Disclosures" and 3863 "Financial Instruments – Presentation," which combined, replaced Section 3861 "Financial Instruments – Disclosures and Presentation". Sections 3862 and 3863 require enhanced disclosure of financial instruments including the nature and extent of risks arising from financial instruments.

Effective January 1, 2008 the Company adopted CICA Handbook Section 1535 "Capital Disclosures", requiring disclosure related to the Company's objectives, policies, and processes for managing capital, including the extent of externally imposed capital requirements.

Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converged to International Financial Reporting Standards ("IFRS") for fiscal years beginning on January 1, 2011. The Company commenced the IFRS transition in 2008, which includes of four key phases:

- **Project Management** – A steering committee has been established to monitor the transition and a project team has been assembled to research and analyze IFRS and implement the transition according to the project plan.

- **Diagnostic** - A diagnostic has been completed to identify key differences between existing Canadian GAAP and IFRS, as they relate to the Company.

- **Research and policy design** – This phase will identify policy changes from current practice and an analysis of policy alternatives where applicable. This phase is ongoing and expected to be completed in mid 2009. In addition, Paramount has secured the services of an external advisor to provide technical accounting advice where necessary and permitted.

- **Implementation** – This phase will include employee and stakeholders training, approval and implementation of accounting policy changes, implementation of new processes and process changes, implementation and testing of new systems and controls as well as the preparation of an opening IFRS balance sheet. This phase is expected to commence in mid to late 2009.

Paramount's steering committee consists of senior members of management who are responsible for approval of policy recommendations where alternatives are permitted. Through the diagnostic, the Company has identified property plant and equipment as one key difference. Although Paramount follows successful efforts accounting for oil and gas operations the transition to IFRS will require certain policy, process and disclosure changes, including impairment testing levels and exploration phase accounting. Other significant differences include, but are not limited to, accounting for stock-based compensation and asset retirement obligations. The project team is in the process of researching policy alternatives and process changes related to these items.

Disclosure Controls and Procedures

As of the year ended December 31, 2008, an evaluation of the effectiveness of Paramount's disclosure controls and procedures, as defined by the rules of the Canadian Securities Administrators was performed by the Company's management with the participation of the chief executive officer and chief financial officer. Based upon that evaluation, the Company's chief executive officer and chief financial officer have concluded that as of the end of that fiscal year, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is (i) recorded, processed, summarized and reported within the time periods specified in Canadian securities law and (ii) accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the Company's chief executive officer and chief financial officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over the Company's financial reporting. The Company's internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that the Company's assets are safeguarded.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedure may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2008. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework in Internal Control – Integrated Framework to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2008, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Advisories

Forward-looking Statements

Certain statements included in this document constitute forward-looking statements or information under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook and include an assessment of the fair value and impairment charges of investments. Forward-looking statements or information in this document include, but are not limited to: business strategies and objectives, financing plans, capital expenditures, reserve and resource quantities and the undiscounted and discounted present value of future net revenues from such reserves and resources, anticipated tax liabilities, future production levels, exploration and development plans and the timing thereof, abandonment and reclamation plans and costs, acquisition and disposition plans, operating and other costs and royalty rates.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. The following assumptions have been made, in addition to any other assumptions identified in this document:

- future oil and gas prices and general economic and business conditions;

- the ability of Paramount to obtain required capital to finance its exploration, development and operations;

- the ability of Paramount to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

- the ability of Paramount to market its oil and natural gas successfully to current and new customers;

- the ability of Paramount to secure adequate product transportation and storage;

- the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

- the timely receipt of required regulatory approvals; and

- currency, exchange and interest rates.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on such forward-looking statements or information as Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to:

- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

- general economic and business conditions;

- loss of the services of any of Paramount's executive officers or key employees;

- the ability of Paramount's management to execute its business plan;

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;

- the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

- risks and uncertainties involving the geology of oil and gas deposits;

- the uncertainty of reserves estimates and reserves life;

- the uncertainty of resource estimates and resource life;

- the ability of Paramount to add production and reserves through development and exploration activities;

- the impact of market competition;

- the uncertainty of estimates and projections relating to exploration and development costs and expenses;

- the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

- the availability of future growth prospects and Paramount's expected financial requirements;

- risks inherent in Paramount's marketing operations, including counterparty credit risk;

- Paramount's ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

- Paramount's ability to enter into or continue leases;

- Paramount's ability to secure adequate product transportation and storage;

- imprecision in estimates of product sales and the anticipated revenues from such sales;

- weather conditions;

- the ability to obtain necessary regulatory approvals;

- the possibility that government laws, regulations or policies may change or governmental approvals may be delayed or withheld;

- uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

- changes in taxation laws and regulations and the interpretation thereof;

- health, safety and environmental risks;

- changes in environmental laws and regulations and the interpretation thereof;

- the value and liquidity of Paramount's investments in other entities and the returns on such investments;

- the cost of future abandonment activities and site restoration;

- risks associated with existing and potential future law suits and regulatory actions against Paramount;

- uncertainty regarding aboriginal land claims and co-existing with local populations;

- occurrence of a significant event against which the Company is not fully insured; and

- other risks and uncertainties described elsewhere in this document or in Paramount's other filings with Canadian securities authorities and the United States Securities and Exchange Commission.

The forward-looking statements or information contained in this document are made as of the date hereof and, except as required by law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

"Funds flow from operations" and "Netback" are used to assist management in measuring the Company's ability to finance capital programs and meet financial obligations. Funds flow from operations refers to cash flows from operating activities before net changes in operating working capital. "Netback" equals petroleum and natural gas sales less royalties, operating costs, production taxes and transportation costs. Refer to the calculation of "Net debt" in the liquidity and capital resources section of this document. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP.

Oil and Gas Measures and Definitions

This document contains disclosure expressed as "Boe" and "Boe/d". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Contingent Resources - Those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but are classified as a resource rather than a reserve due to one or more contingencies, such as the absence of regulatory approvals, detailed design estimates or near term development plans.

Best Estimate - There may be significant risk that Contingent Resources will not achieve commercial production, however a range of potentially recoverable quantities is presented independent of such risk. A low estimate indicates a conservative estimate. It is likely that the actual remaining quantities recovered will exceed the low estimate. A best estimate indicates a most likely estimate. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. A high estimate indicates an optimistic estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate.

Management's Report

The accompanying Consolidated Financial Statements of Paramount Resources Ltd. (the "Company") are the responsibility of Management and have been approved by the Board of Directors. The Consolidated Financial Statements have been prepared by Management in Canadian dollars in accordance with Canadian Generally Accepted Accounting Principles and include certain estimates that reflect Management's best judgments. When alternative accounting methods exist, Management has chosen those it considers most appropriate in the circumstances. Financial information contained throughout the annual report is consistent with these Consolidated Financial Statements.

Management is also responsible for establishing and maintaining adequate internal control over the Company's financial reporting. The Company's internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that the Company's assets are safeguarded.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility through the Audit Committee. The Audit Committee meets regularly with Management and the independent auditors to ensure that Management's responsibilities are properly discharged and to review the Consolidated Financial Statements. The Audit Committee reports its findings to the Board of Directors for consideration when approving the annual Consolidated Financial Statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors. The Audit Committee of the Board of Directors is comprised entirely of non-management directors.

Ernst & Young LLP, independent auditors appointed by the shareholders of the Company, conducts an examination of the Consolidated Financial Statements in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to the Audit Committee and Management.

/s/ Clayton H. Riddell   /s/ Bernard K. Lee
Clayton H. Riddell   **Bernard K. Lee**
Chief Executive Officer   Chief Financial Officer

March 6, 2009

Independent Auditors' Report on the Consolidated Financial Statements

We have audited the consolidated balance sheets of Paramount Resources Ltd. (the "Company") as at December 31, 2008 and 2007 and the consolidated statements of income (loss), shareholders' equity, comprehensive income (loss), accumulated other comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Paramount Resources Ltd. as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

As disclosed in note 1 to the consolidated financial statements, in 2008 the Company changed its method of accounting for depreciating certain property, plant and equipment assets.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Calgary, Canada
March 4, 2009   Chartered Accountants

PARAMOUNT RESOURCES LTD.

Consolidated Balance Sheet

($ thousands)

As at December 31	2008	2007
ASSETS (Note 6)		
Current assets		
Cash and cash equivalents	$ 54,131	$ 83,304
Short-term investments	–	94,749
Accounts receivable	41,319	63,982
Risk management assets (Note 11)	19,690	–
Prepaid expenses and other	1,661	1,874
	116,801	243,909
Property, plant and equipment (Note 3)	766,103	754,947
Investments (Note 4)	234,423	290,701
Goodwill (Note 3)	–	10,258
	$ 1,117,327	$ 1,299,815
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 84,192	$ 91,896
Risk management liabilities (Note 11)	–	28,980
Current portion of stock-based compensation liability (Note 9)	19	3,333
	84,211	124,209
Long-term debt (Note 6)	109,452	134,606
Asset retirement obligations (Note 7)	87,237	97,359
Stock-based compensation liability (Note 9)	–	66
Future income taxes (Note 10)	57,940	34,926
	338,840	391,166
Commitments and contingencies (Note 15)		
Shareholders' equity (Note 8)		
Share capital	302,727	313,828
Contributed surplus	2,398	1,375
Retained earnings	473,362	593,450
Accumulated other comprehensive loss	–	(4)
	778,487	908,649
	$ 1,117,327	$ 1,299,815

See the accompanying notes to these Consolidated Financial Statements.

On behalf of the Board

/s/ J.H.T. Riddell
J.H.T. Riddell
Director

/s/ J.C. Gorman
J.C. Gorman
Director

PARAMOUNT RESOURCES LTD.

Consolidated Statement of Earnings (Loss)

($ thousands, except as noted)

Year ended December 31	2008	2007
Revenue		
Petroleum and natural gas sales	$ 318,088	$ 283,446
Gain (loss) on financial commodity contracts (Note 11)	34,140	(13,194)
Royalties	(47,827)	(40,523)
	304,401	229,729
Expenses		
Operating expense and production tax	72,080	85,547
Transportation	15,719	15,904
General and administrative	25,946	33,394
Stock-based compensation	3,956	(11,383)
Depletion, depreciation and accretion	121,085	133,997
Exploration	7,201	9,966
Dry hole	7,160	67,548
Gain on sale of property, plant and equipment (Note 3)	(9,068)	(284,474)
Write-down of petroleum and natural gas assets (Note 3)	44,636	271,959
Write-down of goodwill (Note 3)	10,258	1,963
Interest and financing charges	9,903	32,118
Foreign exchange (Note 11)	3,297	(20,011)
Debt extinguishment and other	5,894	9,211
	318,067	345,739
Income (loss) from investments (Note 4)	(93,375)	549,957
Other income	5,113	14,247
Non-controlling interest	–	11,243
Earnings (loss) before tax	(101,928)	459,437
Income and other tax expense (recovery) (Note 10)		
Current and other	(4,063)	1,084
Future	18,758	42,112
	14,695	43,196
Net earnings (loss)	$ (116,623)	$ 416,241
Net earnings (loss) per common share ($/share) (Note 8)		
Basic	$ (1.72)	$ 5.94
Diluted	$ (1.72)	$ 5.89

See the accompanying notes to these Consolidated Financial Statements.

PARAMOUNT RESOURCES LTD.

Consolidated Statement of Shareholders' Equity

($ thousands, except as noted)

Year ended December 31	2008		2007	
Share Capital	**Shares (000's)**		Shares (000's)	
Balance, beginning of year	**67,681**	**$ 313,828**	70,279	$ 341,071
Issued on exercise of stock options	**75**	**1,198**	701	14,197
Share issuance costs, net of tax benefit	**–**	**–**	–	(165)
Tax effect of flow-through share renunciations and other	**–**	**(7,753)**	–	(21,684)
Common shares repurchased	**(1,015)**	**(4,601)**	(3,299)	(15,308)
Change in unvested common shares held for stock incentive plan	**–**	**55**	–	(775)
Adjustment on MGM Energy spinout (Note 1)	**–**	**–**	–	(3,508)
Balance, end of year	**66,741**	**$ 302,727**	67,681	$ 313,828
Contributed Surplus				
Balance, beginning of year		**$ 1,375**		$ –
Stock-based compensation expense on investees' options		**1,023**		1,375
Balance, end of year		**$ 2,398**		$ 1,375
Retained Earnings				
Balance, beginning of year		**$ 593,450**		$ 222,679
Adjustment on MGM Energy spinout (Note 1)		**–**		(5,901)
Common shares repurchased		**(2,675)**		(39,569)
Change in value of vested stock incentive plan common shares		**(790)**		–
Net earnings (loss)		**(116,623)**		416,241
Balance, end of year		**$ 473,362**		$ 593,450
Accumulated Other Comprehensive Income (Loss)				
Balance, beginning of year		**$ (4)**		$ –
Other comprehensive income (loss), net of tax		**4**		(4)
Balance, end of year		**$ –**		$ (4)
Total Shareholders' Equity		**$ 778,487**		$ 908,649

See the accompanying notes to these Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income (Loss)

($ thousands)

Year ended December 31	2008	2007
Net earnings (loss)	**$ (116,623)**	$ 416,241
Other comprehensive income (loss), net of tax		
Unrealized gain (loss) on available-for-sale investments	**4**	(4)
Comprehensive income (loss)	**$ (116,619)**	$ 416,237

See the accompanying notes to these Consolidated Financial Statements.

PARAMOUNT RESOURCES LTD.

Consolidated Statement of Cash Flows

($ thousands)

Year ended December 31	2008	2007
Operating activities		
Net earnings (loss)	$ (116,623)	$ 416,241
Add (deduct)		
Items not involving cash (Note 13)	274,067	(384,586)
Asset retirement obligation expenditures	(8,400)	(6,958)
Exploration and dry hole	14,361	75,380
Settlement of foreign exchange contracts	15,774	(4,900)
Debt extinguishment costs	380	5,278
	179,559	100,455
Change in non-cash working capital (Note 13)	15,310	(1,781)
Cash from operating activities	194,869	98,674
Financing activities		
Net repayments of short-term debt and revolving long-term debt	–	(78,628)
Repayment of long-term debt	(48,745)	(246,539)
Settlement of foreign exchange contracts	(15,774)	4,900
Common shares issued, net of issuance costs	457	3,574
Common shares repurchased (Note 8)	(7,276)	(54,878)
MGM Energy shares issued, net of issuance costs (Note 1)	–	78,546
Cash used in financing activities	(71,338)	(293,025)
Investing activities		
Expenditures on property, plant and equipment and exploration	(204,268)	(336,659)
Proceeds on sale of property, plant and equipment	21,207	106,773
Purchase of investments	(58,158)	(27,586)
Settlement of note receivable	75,000	–
Reorganization costs and other	–	(3,840)
Proceeds on disposal of investment (net)	–	680,357
Change in basis of presentation – MGM Energy (Note 1)	–	(50,404)
Change in non-cash working capital (Note 13)	13,515	(105,343)
Cash from (used in) investing activities	(152,704)	263,298
Net increase (decrease) in cash and cash equivalents	(29,173)	68,947
Cash and cash equivalents, beginning of year	83,304	14,357
Cash and cash equivalents, end of year	$ 54,131	$ 83,304

Supplemental cash flow information (Note 13)

See the accompanying notes to these Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

Paramount Resources Ltd. ("Paramount" or the "Company") is an independent Canadian energy company that explores for, develops, processes, transports, and markets petroleum and natural gas. Paramount's principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada, and in North Dakota and Montana in the United States. These Consolidated Financial Statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

a)   *Principles of Consolidation*

These Consolidated Financial Statements include the accounts of Paramount and its subsidiaries, including Summit Resources, Inc. and Paramount Drilling U.S. LLC ("Paramount Drilling").

Investments in jointly controlled companies, jointly controlled partnerships and unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby Paramount's proportionate share of revenues, expenses, assets, and liabilities are included in the accounts.

Investments in entities in which Paramount does not have direct or joint control over the strategic operating, investing, and financing decisions, but over which it has significant influence, are accounted for using the equity method. All other investments are accounted for as financial instruments.

b)   *Measurement Uncertainty*

The timely preparation of these Consolidated Financial Statements in conformity with GAAP requires that management make estimates and assumptions and use judgment that affects: (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and (ii) the reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to fair value measurements and unsettled transactions and events as of the date of the Consolidated Financial Statements. Actual results could differ from these estimates.

Depletion, depreciation and accretion, asset retirement obligation, and impairment calculations are based on estimates of reserves, future costs, petroleum and natural gas prices and other relevant assumptions. Fair values of the Company's investments are highly dependant on economic conditions, oil and natural gas prices, and the results of investees' operations, among other factors. Assessments of the fair value of the Company's investments are based on the Company's interpretation of such information, and where available, publicly quoted trading prices of investees' securities. By their nature, these estimates are subject to measurement uncertainty, and the impact of changes in these estimates and assumptions on the Consolidated Financial Statements of future periods could be material.

Crown royalties for Paramount's production in the Northwest Territories have been accrued based on the Company's interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for its past Northwest Territories royalty filings. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of audits and/or assessments by the Government of Canada. Additional material amounts could potentially become payable.

c)   *Revenue Recognition*

Petroleum and natural gas revenues are recognized when title passes to third parties. Revenues associated with the Company's drilling rigs (the "Rigs") are recognized as services are rendered and collectibility is reasonably assured. When the Rigs drill on a property owned by the Company, Paramount capitalizes its working interest share of the intercompany drilling expenses, and eliminates the intercompany drilling revenue and profit.

d)   *Cash and Cash Equivalents*

Cash and cash equivalents are recorded at cost and include short-term investments with original maturities of three months or less.

e)   *Property, Plant and Equipment*

Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations. Under this method, all development costs, including property acquisitions and costs of drilling and equipping development wells, are capitalized. Costs of drilling exploratory wells are initially capitalized, pending determination of proved reserves. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole expense. If hydrocarbons are found, but further appraisal activity is required to conclude whether they are economically recoverable, the costs continue to be carried as an asset. All such costs are subject to management review at least once per year to confirm the continued intent to develop the discovery. Exploratory geological and geophysical costs and annual lease rentals are expensed as incurred.

Producing areas and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. If the carrying value of the oil and gas assets is assessed not to be fully recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the aggregate discounted cash flows expected from the production of proved plus probable reserves.

Paramount's Rigs are recognized at cost, including costs of direct material, labour, and overhead. Costs incurred to extend the useful life of the Rigs or to increase their capabilities are capitalized. Costs incurred to maintain and repair the Rigs are expensed as incurred.

f)   *Depletion and Depreciation*

Capitalized costs of proved oil and gas properties are depleted using the unit-of-production method. For purposes of these calculations, natural gas production and reserves are converted to barrels on an energy equivalent basis. Depletion rates are revised annually, or more frequently when events dictate. Exploratory costs are not depleted while under active evaluation for commercial reserves.

Capitalized costs of gas plants, gathering systems and production equipment are depreciated on a unit-of-production basis over the proved developed reserve life of the field to which they relate.

Leasehold improvements are amortized over the term of the lease. Other assets are depreciated on a declining balance method at rates varying from 35 to 50 percent.

The Rigs are depreciated over their expected useful lives.

Change in Estimate

The Company reviews depreciation estimates on an ongoing basis. As a result, effective January 1, 2008, the Company changed the usage pattern estimates of certain facilities and gathering systems to a unit-of-production method from a straight-line method to better reflect the observed usage and expected lives of these assets. The effect of this change in estimate for the year ended December 31, 2008 was to increase depreciation expense by $26.4 million, decrease future income tax expense by $7.1 million, decrease net earnings by $19.3 million, and decrease basic and diluted earnings per share by $0.29.

g)   *Asset Retirement Obligations*

Asset retirement obligations include those legal obligations where Paramount will be required to retire tangible long-lived assets such as well sites, natural gas processing plants, and access roads.   The Company recognizes the present value of an asset retirement obligation in the period in which it is incurred and when its fair value can be reasonably estimated.   The fair value of asset retirement costs are capitalized as part of the related long-lived asset and depreciated on the same basis as the underlying asset.   The asset retirement obligation is adjusted for the passage of time, which is recognized as accretion expense, and for revisions to the timing or the amount of the estimated liability.   Actual costs incurred are charged against the asset retirement obligation to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligation and the liability recorded are recognized in earnings in the period in which the settlement occurs.

h)   *Goodwill*

Goodwill is not amortized, but is assessed by Paramount for impairment at least annually. Impairment is assessed based on a comparison of the fair value of each reporting unit to its carrying value, including goodwill. Any excess of the carrying value of the properties, including goodwill, over the fair value is written off as an impairment charge.

i)   *Foreign Currency Translation*

Paramount's functional currency is the Canadian dollar. The Company's foreign operations are integrated and therefore, the accounts related to such operations are translated into Canadian dollars using the temporal method.

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates of exchange. Results of foreign operations are translated into Canadian dollars at the monthly average exchange rates for revenues and expenses, except for depreciation and depletion which is translated at the rate of exchange applicable to the related assets. Resulting translation gains and losses are included in earnings.

j)   *Financial Instruments, Comprehensive Income and Hedges*

Paramount periodically uses derivative instruments such as forwards, futures, swaps and options to manage its exposure to fluctuations in petroleum and natural gas prices, foreign exchange rates, and interest rates.

In January 2008, Paramount adopted new Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 3862 "Financial Instruments – Disclosures" and 3863 "Financial Instruments – Presentation". Additional disclosures required as a result of adopting these sections are included in Note 11.

Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods is dependant upon whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables", or "other financial liabilities" as defined by the standard. Paramount does not presently employ hedge accounting for any of its financial instruments.

Held-for-trading financial assets and financial liabilities are measured at fair value, with changes in fair values recognized in earnings. Available-for-sale financial assets are measured at fair value, with changes in fair values recognized in other comprehensive income ("OCI"). Held-to-maturity financial assets, loans and receivables and other financial liabilities, including transaction costs, are measured at amortized cost using the effective interest method of amortization. Derivative financial instruments are classified as held-for-trading unless designated for hedge accounting.

Where Paramount designates and documents a contract as a "normal sales exception", its fair value is not recognized in the Consolidated Financial Statements prior to settlement. Where Paramount does not use the "normal sales exception", a contract is measured at fair value and changes in its fair value are recognized in earnings.

Paramount recognizes earnings and cash flow effects of derivatives with the related underlying items.

Comprehensive Income

For Paramount, OCI is comprised of the changes in the market value of available-for-sale investments. OCI is presented in the Consolidated Statements of Comprehensive Income. The cumulative changes in OCI are included in accumulated other comprehensive income, which is presented within shareholders' equity.

k)   Income Taxes

Paramount follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the effect of any difference between the carrying amount of an asset or liability reported in the Consolidated Financial Statements and its respective tax basis, using substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in substantively enacted income tax rates, with adjustments being recognized in earnings in the period in which the change occurs.

l)   Flow-Through Shares

As permitted under the *Income Tax Act* (Canada), the tax attributes of eligible expenditures incurred with the proceeds of flow-through share issuances are renounced to subscribers. On the date that Paramount files the renouncement documents with the tax authorities, a future income tax liability is recognized and shareholders' equity is reduced for the tax effect of expenditures renounced to subscribers.

m)   Stock-Based Compensation

Stock Options

Paramount uses the intrinsic value method to recognize compensation expense for stock options, whereby a liability and expense are recorded over the vesting period of the options, based on the difference between the market price or fair value of the underlying securities and the option exercise price. When options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When options are exercised for common shares, consideration paid by the option holder and the previously recognized liability associated with the options are recorded as an increase to share capital.

Stock Appreciation Rights

Stock Appreciation Rights ("SARs") and Holdco Stock Appreciation Rights ("Holdco SARs") entitle the holder to receive a cash payment equal to the difference between the fair market value and the stated exercise price of an underlying security or notional security on the date of surrender, and are accounted for using the intrinsic value method.

Stock Incentive Plan

Paramount's stock incentive plan awards rights to Common Shares to employees annually. Common Shares are purchased in the open market and held in trust until the completion of the vesting period, generally two years. The unvested Common Shares balance is recorded as a reduction of share capital. The fair value of the Common Shares is recognized in stock-based compensation over the vesting period, with a corresponding charge to equity.

n) MGM Energy - Basis of Presentation

On January 12, 2007, Paramount completed the spinout of MGM Energy Corp. ("MGM Energy"). Until May 29, 2007, Paramount owned greater than 50 percent of the issued and outstanding common shares of MGM Energy ("MGM Shares"), and MGM Energy's financial position, results of operations and cash flows were included in the Consolidated Financial Statements of Paramount. As a result of an issuance of common shares by MGM Energy on May 30, 2007, Paramount's ownership interest in MGM Energy was reduced to less than 50 percent and accordingly, subsequent to May 29, 2007, Paramount accounts for its investment in MGM Shares using the equity method.

MGM Energy has granted stock options to certain employees and directors. For the period that Paramount consolidated MGM Energy, Paramount recognized compensation expense associated with stock options granted by MGM Energy using the fair value method. Fair values were determined using the Black-Scholes-Merton option pricing model and relevant assumptions on the date options were granted. Compensation costs were recognized over the vesting period of the options.

o) Comparative Figures

Certain comparative figures have been reclassified to conform to the current year's financial statement presentation.

p) Changes in Accounting Policies

In January 2008, Paramount adopted new CICA Handbook Section 1535 – "Capital Disclosures". Additional disclosures required as a result of adopting the section are included in Note 12.

International Financial Reporting Standards

The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converted to International Financial Reporting Standards for fiscal years beginning on January 1, 2011. The Company is currently assessing the impacts of the conversion. A project team has been assembled to research, analyze and oversee the transition. The project team is in the process of identifying key differences, determining policy choices, information systems impacts and disclosure requirements.

2. Segmented Information

Paramount segregates its operations into the following segments, which have been established by management to assist in resource allocation, assessing operating performance, and achieving long-term strategic objectives:

Principal Properties: Principal properties consist of: (i) the Kaybob Corporate Operating Unit ("COU"), which includes properties in West Central Alberta; (ii) the Grande Prairie COU, which includes properties in Central Alberta; (iii) the Northern COU, which includes properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and (iv) the Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota. Goodwill is included in Principal Properties.

Strategic Investments: Strategic investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition, based on spin-outs, sales, or future revenue generation. Paramount Drilling is included in Strategic Investments.

Corporate: Corporate is comprised of income and expense items, including general and administrative expense and interest expense that have not been specifically allocated to Principal Properties or Strategic Investments.

Year ended December 31, 2008	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue					
Petroleum and natural gas sales, net of royalties	$ 270,261	$ –	$ –	$ –	**$ 270,261**
Gain on financial commodity contracts	34,140	–	–	–	**34,140**
	304,401	–	–	–	**304,401**
Expenses					
Operating expense, production tax and transportation	87,799	–	–	–	**87,799**
General and administrative	–	1,271	24,675	–	**25,946**
Stock-based compensation	–	–	3,956	–	**3,956**
Depletion, depreciation and accretion	117,289	2,660	1,675	(539)	**121,085**
Exploration and dry hole	14,361	–	–	–	**14,361**
Gain on sale of property, plant and equipment	(9,068)	–	–	–	**(9,068)**
Write-down of petroleum and natural gas assets	44,636	–	–	–	**44,636**
Write-down of goodwill	10,258	–	–	–	**10,258**
Interest and financing charges	–	–	9,903	–	**9,903**
Foreign exchange	–	–	3,297	–	**3,297**
Debt extinguishment and other	5,513	–	381	–	**5,894**
	270,788	3,931	43,887	(539)	**318,067**
Loss from investments	–	(93,375)	–	–	**(93,375)**
Interest and other income	–	–	3,018	–	**3,018**
Drilling rig revenue	–	19,706	–	(16,076)	**3,630**
Drilling rig expense	–	(8,332)	–	6,797	**(1,535)**
	33,613	(85,932)	(40,869)	(8,740)	**(101,928)**
Inter-segment eliminations	–	(8,740)		8,740	**–**
Segment earnings (loss)	$ 33,613	$ (94,672)	$ (40,869)	–	**(101,928)**
Income and other tax expense					**14,695**
Net loss					**$ (116,623)**

Year ended December 31, 2007	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue					
Petroleum and natural gas sales, net of royalties	$ 242,923	$ –	$ –	$ –	$ 242,923
Loss on financial commodity contracts	(13,194)	–	–	–	(13,194)
	229,729	–	–	–	229,729
Expenses					
Operating expense, production tax and transportation	101,451	–	–	–	101,451
General and administrative	–	4,491	28,903	–	33,394
Stock-based compensation	–	926	(12,309)	–	(11,383)
Depletion, depreciation and accretion	131,790	896	1,311	–	133,997
Exploration and dry hole	33,915	43,599	–	–	77,514
Gain on sale of property, plant and equipment	(13,669)	(270,805)	–	–	(284,474)
Write-down of petroleum and natural gas assets	271,959	–	–	–	271,959
Write-down of goodwill	1,963	–	–	–	1,963
Interest and financing charges	–	–	32,118	–	32,118
Foreign exchange	–	–	(20,011)	–	(20,011)
Debt extinguishment and other	(1,852)	–	11,063	–	9,211
	525,557	(220,893)	41,075	–	345,739
Income from investments	–	549,957	–	–	549,957
Interest and other income	5,300	(1,188)	10,135	–	14,247
Drilling rig revenue	–	5,417	–	(5,417)	–
Drilling rig expense	–	(5,377)	–	5,377	–
Non-controlling interest	302	10,941	–	–	11,243
	(290,226)	780,643	(30,940)	(40)	459,437
Inter-segment eliminations	–	(40)	–	40	–
Segment earnings (loss)	$ (290,226)	$ 780,603	$ (30,940)	$ –	459,437
Income and other tax expense					43,196
Net earnings					$ 416,241

Capital Expenditures

For the year ended December 31		2008		2007
Principal Properties	$	181,261	$	276,630
Strategic Investments		14,833		50,421
Corporate		1,026		1,812
	$	197,120	$	328,863

Total Assets

		2008		2007
Principal Properties	$	780,188	$	787,059
Strategic Investments		279,391		330,374
Corporate		57,748		182,382
	$	1,117,327	$	1,299,815

Capital expenditures for Principal Properties during the year ended December 31, 2008 include $7.3 million (2007 – $5.4 million) of drilling expenses for services provided by Paramount Drilling.

Geographical Information

2008		Property, Plant and Equipment		Goodwill		Revenue		Capital Expenditures
Canada	$	648,527	$	–	$	274,026	$	116,923
United States		117,576		–		44,062		80,197
Total	$	766,103	$	–	$	318,088	$	197,120

2007		Property, Plant and Equipment		Goodwill		Revenue		Capital Expenditures
Canada	$	662,852	$	7,796	$	262,506	$	296,888
United States		92,095		2,462		20,940		31,975
Total	$	754,947	$	10,258	$	283,446	$	328,863

3. Property, Plant and Equipment

				2008			2007
		Cost		Accumulated Depletion and Depreciation		Net Book Value	Net Book Value
Petroleum and natural gas assets	$	1,700,734	$	(974,938)	$	725,796	$ 720,708
Drilling rigs		39,801		(3,112)		36,689	29,910
Other		19,669		(16,051)		3,618	4,329
	$	1,760,204	$	(994,101)	$	766,103	$ 754,947

Capitalized costs of $219.3 million are currently not subject to depletion (2007 - $212.7 million).

During 2007, Paramount closed the sale of its oil sands leases and shut-in and producing natural gas rights in the Surmont area of Alberta for consideration of $301.7 million, resulting in a before tax gain of $271.0

million. Total proceeds included $75.0 million in cash, $151.7 million in common shares of the purchaser, MEG Energy Corp. ("MEG Energy"), and a $75.0 million interest bearing note receivable. MEG Energy repaid the $75.0 million note in the first quarter of 2008.

At December 31, 2008, the Company recorded an impairment charge on its petroleum and natural gas assets of $44.6 million (2007 – $272.0 million, including spare parts) due to an excess of carrying value over net realizable value determined with reference to the Company's year-end independent reserves evaluation. The Company also recognized a $10.3 million (2007 - $2.0 million) impairment of goodwill due to an excess of carrying value over the fair value of its reporting units.

Continuity of Suspended Exploratory Well Costs

	2008	2007
Balance, beginning of year	$ 53,619	$ 157,773
Additions pending the determination of proved reserves	57,463	54,546
Reclassifications to proved reserves	(60,008)	(50,174)
Well costs charged to dry hole expense	(7,160)	(18,128)
Write-down of well costs	(4,220)	–
Wells sold	(119)	(23,896)
Change in basis of presentation - MGM Energy (Note 1)	–	(66,502)
Balance, end of year	$ 39,575	$ 53,619

Aging of Capitalized Exploratory Well Costs

	2008	2007
Exploratory well costs that have been capitalized for one year or less	$ 15,146	$ 24,131
Exploratory well costs that have been capitalized for greater than one year	24,429	29,488
Balance, end of year	$ 39,575	$ 53,619
Number of projects with exploratory well costs that have been capitalized for more than one year	61	66

At December 31, 2008, the capitalized costs of suspended exploratory wells primarily relate to projects where infrastructure decisions are dependent upon environmental conditions and production capacity, or where Paramount is continuing to assess reserves and their potential development.

4. Investments

	2008		2007	
	(Shares/Units) (000's)		(Shares/Units) (000's)	
Equity accounted investments:				
Trilogy Energy Trust ("Trilogy")	22,338	$ 113,641	17,763	$ 77,370
MGM Energy	43,834	8,328	21,470	58,182
Paxton Corporation ("Paxton")	1,750	4,884	–	–
Other		4,000		2,523
		130,853		138,075
Available for sale investments (Note 11):				
MEG Energy	3,700	101,750	3,700	151,700
NuLoch Resources Inc. ("NuLoch")	6,141	1,412	–	–
Other		408		926
		$ 234,423		$ 290,701

Income (loss) from investments is composed of the following:

	For the year ended December 31, 2008			
	Equity income (loss)	**Dilution gain (loss)**	**Impairment charge**	**Income (loss) from investments**
Equity accounted investments:				
Trilogy	$ 23,690	$ –	$ –	**$ 23,690**
MGM Energy	(17,158)	(3,785)	(41,810)	**(62,753)**
Other	701	64	–	**765**
	$ 7,233	$ (3,721)		
Available-for-sale investments:				
MEG Energy			(49,950)	**(49,950)**
NuLoch			(4,594)	**(4,594)**
Other			(533)	**(533)**
			(96,887)	**(93,375)**

	For the year ended December 31, 2007			
	Equity income (loss)	Dilution gain (loss)	Gain (loss) on sale of investments	Income from investments
Trilogy	$ 8,888	$ –	$ –	$ 8,888
MGM Energy	(4,991)	28,569	–	23,578
North American Oil Sands Corporation	(6,047)	(5,496)	528,635	517,092
Other	480	–	(81)	399
	$ (1,670)	$ 23,073	528,554	549,957

During 2008, Paramount acquired an additional 4.6 million units of Trilogy through unit purchases and participation in Trilogy's distribution reinvestment plan. Paramount allocated $29.5 million of the aggregate net purchase price differential of $35.6 million to property, plant and equipment. The purchase price differential applicable to property, plant and equipment is being amortized into equity earnings over the life of Trilogy's proved reserves and the remaining purchase price differential of $6.1 million is not subject to amortization. Paramount's ownership in Trilogy increased to 23.3 percent (2007 – 18.8 percent) as a result of these purchases, and indirectly as a result of Trilogy's Normal Course Issuer Bid ("NCIB") unit purchases.

In August 2008, Paramount purchased 22.4 million common shares of MGM Energy for $12.3 million as part of the investee's public issuance of common and flow-through shares, maintaining a 16.7 percent equity interest in MGM Energy. At December 31, 2008, Paramount's investment in MGM Energy's common shares was assessed to be unlikely to recover to the Company's carrying value in a reasonable time period due to current economic conditions and market uncertainty. Paramount recognized an impairment charge of $41.8 million on its investment in MGM Energy, writing the investment down to the trading price of MGM Energy's common shares at December 31, 2008.

In February 2008, the Company purchased 3.5 million common shares of Paxton, a private company, for $4.8 million. At December 31, 2008, Paramount's equity interest in Paxton was 10.1 percent. Certain directors of Paramount are also directors and shareholders of Paxton.

In December 2008, Paramount's investment in MEG Energy's common shares was assessed to be unlikely to recover to the Company's carrying value in a reasonable time period because of factors including weak commodity prices and volatile financial and capital markets. Paramount recognized an impairment charge of $50.0 million on its investment in MEG Energy based on MEG Energy's independent resources evaluation and current market rates of return, among other factors.

In March 2008, the Company purchased 6.1 million Class A common shares of NuLoch for $6.0 million. In December 2008, the market value of NuLoch's Class A common shares was assessed to be unlikely to recover to Paramount's carrying value in a reasonable time period due to current economic uncertainty. The Company recognized an impairment charge of $4.6 million on its investment in NuLoch determined with reference to the year-end trading price of NuLoch's Class A common shares.

During 2007, Paramount sold its shares in North American Oil Sands Corp. for $682.4 million, resulting in a before tax gain of $528.6 million. The gain is net of a bonus of 150,000 Common Shares valued at $3.7 million (as of June 1, 2007) paid to the Chairman and CEO of Paramount under the Company's stock incentive plan.

5. Short-Term Bank Indebtedness

In March 2007, Paramount closed a six month $100 million senior unsecured non-revolving short-term bank facility (the "Bridge Facility"). The full amount of the Bridge Facility was drawn at closing. On June 29, 2007, the Bridge Facility was fully repaid and cancelled.

6. Long-Term Debt

	2008	2007
Canadian Dollar Denominated Debt		
Bank credit facility	$ –	$ –
U.S. Dollar Denominated Debt		
8 1/2 percent US Senior Notes due 2013 (US$90.2 million), (2007 – US$138.2 million)	110,448	136,547
	110,448	136,547
Unamortized debt financing costs	(996)	(1,941)
	$ 109,452	$ 134,606

Bank Credit Facility

At December 31, 2008, Paramount's credit facility had a $148.6 million gross borrowing base. At Paramount's request, the banking syndicate has provided commitments to lend up to $125.0 million. At December 31, 2008 no balances were drawn on the credit facility, however, Paramount had undrawn letters of credit outstanding totaling $16.5 million that reduce the amount available to the Company under the credit facility. Borrowings under the credit facility bear interest at floating rates based on the lender's prime rate, bankers' acceptance rate, or LIBOR, at the discretion of Paramount, plus an applicable margin depending on certain conditions. The credit facility is available on a revolving basis for a period of 364 days from April 30, 2008 and can be extended a further 364 days upon request, subject to approval by the lenders. Advances drawn on the credit facility are secured by a first fixed and floating charge over the assets of Paramount, excluding approximately 12.8 million of the Trilogy trust units.

US Senior Notes

During 2008, Paramount made open market purchases of US$48.0 million (2007 – US$75.4 million) principal amount of US Senior Notes, reducing the net principal outstanding to US$90.2 million at December 31, 2008 from the original balance of US$213.6 million. The Company has not cancelled the repurchased notes. The US Senior Notes bear interest at 8.5 percent per annum, mature on January 31, 2013, and are redeemable at par plus a redemption premium, if applicable, of up to 3.25 percent depending on when redeemed. They are secured by approximately 12.8 million of the Trilogy trust units held by Paramount.

Term Loan B Facility

During 2007, Paramount repaid the entire principal outstanding of its US$150 million Term Loan B Facility plus accrued interest for $162.3 million, including a prepayment premium of $3.2 million. The Term Loan B Facility is no longer available to the Company.

7. Asset Retirement Obligations

	2008	2007
Asset retirement obligations, beginning of year	$ 97,359	$ 83,815
Disposal of properties	(3,664)	(13,107)
Liabilities incurred	1,920	10,997
Revision in estimated costs of abandonment	(9,587)	17,961
Liabilities settled	(8,400)	(6,958)
Accretion expense	8,877	6,666
Change in basis of presentation - MGM Energy (Note 1)	–	(966)
Effects of foreign exchange	732	(1,049)
Asset retirement obligations, end of year	$ 87,237	$ 97,359

The undiscounted asset retirement obligations at December 31, 2008 total $215.7 million (December 31, 2007 - $221.3 million), which have been discounted using credit-adjusted risk-free rates between 7 7/8 percent and 8 7/8 percent. These obligations will be settled over the useful lives of the assets which extend up to 45 years.

8. Share Capital

Authorized

Paramount's authorized capital is comprised of an unlimited number of voting Class A Common Shares and an unlimited number of non-voting Preferred Shares issuable in series, both of such classes of shares being without par value. During 2007, the articles of the Company were amended to remove Class X Preferred Shares, Class Y Preferred Shares, and Class Z Preferred Shares from authorized capital.

Normal Course Issuer Bid

On May 2, 2007, the Company received regulatory approval for a NCIB commencing on May 7, 2007 for a 12 month period (the "2007 NCIB"). In February 2008, Paramount purchased 6,400 Common Shares under the 2007 NCIB for a total of $0.1 million (2007 – 3,298,526 Common Shares for a total of $54.9 million).

On November 18, 2008, the Company received regulatory approval for a second NCIB (the "2008 NCIB") for the purchase of up to 3,387,456 Common Shares commencing on November 20, 2008 for a 12 month period. For the year ended December 31, 2008, Paramount purchased 1,008,300 Common Shares under the 2008 NCIB for a total cost of $7.3 million, of which $4.6 million was charged to share capital and $2.7 million was charged to retained earnings.

Weighted Average Shares Outstanding

Earnings (loss) per Common Share is calculated by dividing earnings available to common shareholders by the weighted average number of Common Shares outstanding.

(thousands of Common Shares)	2008	2007
Weighted average Common Shares outstanding – Basic	67,671	70,030
Dilutive effect of stock options	–	639
Weighted average Common Shares outstanding – Diluted	67,671	70,669

9. Stock-based Compensation

Paramount Options

Paramount has a stock option plan (the "Plan") that enables the Board of Directors or its Compensation Committee to grant to key Paramount employees and directors options to acquire Common Shares of the Company ("Paramount Options"). The exercise price of a Paramount Option is no lower than the closing market price of the Common Shares on the day preceding the grant date. Paramount Options granted generally vest over five years and expire within six years after the date granted.

Paramount Options	2008		2007	
	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number
	($ / share)		($ / share)	
Balance, beginning of year	$ 19.49	6,430,000	$ 19.41	4,468,925
Granted	7.54	2,551,000	16.79	3,377,000
Exercised	7.66	(292,600)	5.88	(865,425)
Cancelled or surrendered	20.88	(2,570,700)	23.69	(550,500)
Balance, end of year	$ 14.48	6,117,700	$ 19.49	6,430,000
Options exercisable, end of year	$ 12.79	1,708,433	$ 17.89	910,600

Additional information about Paramount Options outstanding at December 31, 2008 is as follows:

| | Outstanding | | | Exercisable | |
	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Exercise Prices		(years)	($ / share)		($ / share)
$4.33-$10.00	2,516,500	4.3	$ 7.37	827,833	$ 7.37
$10.01-$20.00	2,028,000	2.3	13.79	609,700	13.96
$20.01-$30.00	931,200	2.6	21.55	181,400	22.95
$30.01-$43.25	642,000	1.6	34.30	89,500	34.27
Total	6,117,700	3.1	$ 14.48	1,708,433	$ 12.79

Stock Appreciation Rights

In 2008, the Company issued SARs to certain employees, which entitle the holder to receive a cash payment equal to the difference between the market price of the Company's Common Shares and the stated exercise price on date of surrender. The SARs have a weighted average contractual life of 5 years at December 31, 2008 and a vesting period of four years. The exercise price of the SARs is the closing market price of the Common Shares on the day of the grant.

| SARs | 2008 | |
	Weighted Average Exercise Price	Number
	($ / share)	
Balance, beginning of year	$ –	–
Issued	7.34	1,280,000
Balance, end of year	7.34	1,280,000
Exercisable, end of year	$ 7.34	256,000

Holdco Options and Holdco Stock Appreciation Rights

As a result of the 2005 spinout of Trilogy, Paramount transferred 2.3 million of the Trilogy trust units it received through the spinout to a wholly owned, non-public subsidiary of Paramount ("Holdco").

Each Holdco option entitled the holder thereof to acquire from Paramount, common shares of Holdco (each a "Holdco Option"). Holdco's shares were not listed for trading on any stock exchange. As a result, holders of Holdco Options had the right, alternatively, to surrender options for cancellation in return for a cash payment from Paramount. The amount of the payment in respect of each Holdco share subject to the surrendered option was the difference between the fair market value of a Holdco share at the date of surrender and the exercise price. The fair market value of a Holdco share was based on the fair market value of the Trilogy trust units held and any after-tax cash and investments (resulting from distributions on the Trilogy trust units).

In October of 2008, all remaining Holdco Options were cancelled and replaced with Holdco SARs on an economically equivalent basis to the option holder. The Holdco SARs have the same exercise price, vesting dates and expiry dates as the Holdco Options they replaced. The holder of a Holdco SAR is entitled to receive a cash payment equal to the difference between the fair value of a notional Holdco share at the date of surrender and the exercise price. The fair value of a notional Holdco share continues to be based on the fair market value of Trilogy trust units, any after-tax cash and investments. The fair value of a notional Holdco share at December 31, 2008 was $10.33.

Holdco Options	2008		2007	
	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number
	($ / share)		($ / share)	
Balance, beginning of year	$ 8.14	334,375	$ 6.72	737,625
Exercised	6.53	(243,875)	5.12	(362,000)
Cancelled	12.46	(90,500)	9.18	(41,250)
Balance, end of year	$ –	–	$ 8.14	334,375
Options exercisable, end of year	$ –	–	$ 7.18	236,375

Holdco SARs	2008	
	Weighted Average Exercise Price	Number
	($ / share)	
Balance, beginning of year	$ –	–
Issued	12.63	111,521
Exercised	8.60	(1,980)
Balance, end of year	$ 12.71	109,541
Exercisable, end of year	$ 12.36	93,703

MGM Energy Options

MGM Energy has a stock option plan for certain employees and directors. During the period from January 12, 2007 to May 29, 2007, while Paramount's investment in MGM Energy was accounted for using the consolidation method, compensation expense of $0.8 million and a contributed surplus amount of $0.8 million was recorded by Paramount in respect of the MGM Energy stock option plan.

10. Income Taxes

The following table reconciles income taxes calculated at the Canadian statutory rate to Paramount's recorded income tax expense:

Year ended December 31	2008	2007
Earnings (loss) before tax	$ (101,928)	$ 459,437
Effective Canadian statutory income tax rate	29.69%	31.22%
Expected income tax expense (recovery)	$ (30,262)	$ 143,436
Increase (decrease) resulting from:		
Statutory and other rate differences	(2,209)	6,222
Non-taxable portion of (gain) loss	23,999	(106,641)
(Income) loss from investments and other	7,030	(8,034)
De-recognition of future tax assets	16,314	12,724
Stock based compensation	180	(4,907)
Other	(357)	396
Income and other tax expense	$ 14,695	$ 43,196

Components of Future Income Tax Liability

	2008	2007
Timing of partnership items	$ 53,687	$ 51,005
Property, plant and equipment	35,136	29,194
Asset retirement obligations	(22,195)	(25,312)
Stock-based compensation liability	(5)	(770)
Non-capital and net operating losses carried forward	(18,995)	(15,360)
Other	10,312	(3,831)
Future income tax liability	$ 57,940	$ 34,926

Paramount has $160.5 million (2007 - $170.6 million) of unused tax losses expiring between 2014 and 2028. In addition, Paramount has $223.4 million (2007 – $112.8 million) of deductible temporary differences in respect of investments for which no future income tax asset has been recognized. Included in Paramount's future income tax liability of $57.9 million is a $27.2 million (2007 - $12.7 million) future income tax asset in respect of the Company's US operations.

11. Financial Instruments and Risk Management

a)   Financial Instruments

Financial instruments at December 31, 2008 consisted of cash and cash equivalents, accounts receivable, risk management assets, available-for-sale investments, accounts payable and accrued liabilities, and long-term debt.

Fair Values of Financial Assets and Liabilities

Risk management assets and liabilities are carried at fair value, which is based on forward market curves and is compared to quotes provided by financial institutions. The carrying value of Paramount's long-term debt is measured at amortized cost. The US Senior Notes had a market value of 77 percent of their principal amount at December 31, 2008.

Available-for-sale investments that are publicly traded are carried at market value. The investment in MEG Energy is carried at cost, net of provisions for impairment, because MEG Energy is a private corporation and its common shares are not traded in an active market. Paramount has no immediate plans to dispose of its available-for-sale investments.

The carrying value of all other financial instruments approximates their fair value due to their short-term maturities.

Risk management instruments outstanding at December 31, 2008 are as follows:

	Total Notional	Type of Contract	Price	Fair Value	Remaining Term
Commodity					
Gas - NYMEX	10,000 MMbtu/d	Swap -Purchase	Fixed - US$6.63/MMbtu	$ **(902)**	January 2009 - March 2009
Gas - NYMEX	10,000 MMbtu/d	Swap - Sale	Fixed - US$9.94/MMbtu	**4,547**	January 2009 - March 2009
Gas - AECO	20,000 GJ/d	Swap -Sale	Fixed - CAD$9.50/GJ	**6,162**	January 2009 - March 2009
Foreign Exchange					
Canadian/US Dollar	US$60 million	Collar	CAD$/US$ - Floor $1.0550 Ceiling $0.9949	**9,883**	January 2009 expiry
				$ **19,690**	

The changes in fair values of risk management assets and liabilities are as follows:

	2008			2007		
	Commodity	**Foreign Exchange**	**Total**	Commodity	Foreign Exchange	Total
Fair value, beginning of year	$ (6,941)	$ (22,039)	$ **(28,980)**	$ 18,284	$ 4,474	$ 22,758
Changes in fair value	34,140	16,148	**50,288**	(13,194)	(21,613)	(34,807)
Settlements paid (received)	(17,392)	15,774	**(1,618)**	(12,031)	(4,900)	(16,931)
Fair value, end of year	$ 9,807	$ 9,883	$ **19,690**	$ (6,941)	$(22,039)	$ (28,980)

The foreign exchange loss for the year ended December 31, 2008 includes a net loss on the US Senior Notes of $22.3 million and a net gain of $16.1 million related to foreign exchange contracts.

Paramount has an outstanding commitment to sell 3,400 GJ/d of natural gas at $2.52/GJ plus an escalation factor to 2011, which has a fair value loss of $10.7 million at December 31, 2008 (December 31, 2007 – loss of $17.2 million). The Company has designated this contract as normal usage, and as a result, does not recognize the fair value of the contract in the Consolidated Financial Statements.

b)   Risk Management

Paramount is exposed to market risks where the fair values or future cash flows of financial instruments fluctuate because of underlying changes in market prices. The principal market risks impacting Paramount are commodity price risk, foreign currency risk, interest rate risk, and equity price risk.

Commodity Price Risk

The Company uses financial commodity contracts from time to time to manage its exposure to commodity price volatility. At December 31, 2008, assuming all other variables are held constant, a 10 percent increase or decrease in the applicable forward market curves would have had the following impact on Paramount's net earnings from changes in the fair value of financial commodity contracts:

	10% increase	10% decrease
Natural gas	$ (800)	$ 800

Foreign Currency Risk

Paramount is exposed to foreign currency risk on financial instruments denominated in US dollars including cash and cash equivalents, accounts receivable, risk management assets and liabilities, accounts payable and accrued liabilities, US Senior Notes and related interest. The Company uses foreign exchange contracts to manage foreign exchange risks related to its US Senior Notes. At December 31, 2008, a strengthening or weakening of the Canadian dollar relative to the US dollar would have had the following effect on Paramount's net earnings:

	Strengthen 1%	Weaken 1%
US Senior Notes	$ 800	$ (800)
Foreign exchange collar	$ (600)	$ 600

Sales prices of crude oil and natural gas are determined with reference to US benchmark prices, therefore a strengthening of the Canadian dollar relative to the US dollar will decrease the revenue received for petroleum and natural gas. Paramount's expenditures are primarily in Canadian dollars but include capital and operating expenditures in US dollars, largely related to the Company's US operations, and payments of interest on US Senior Notes and settlements of risk management liabilities.

Interest Rate Risk

Paramount is exposed to interest rate risk from time to time on outstanding balances of floating rate credit facilities and on interest bearing cash and cash equivalents and short-term investments. Paramount's US Senior Notes bear interest at a fixed rate and are subject to fair value changes as market interest rates change.

Equity Price Risk

Paramount is exposed to equity price risk associated with its investments.

Credit Risk

Paramount is exposed to credit risk on its financial instruments where a financial loss would be experienced if a counterparty to a financial asset failed to meet its obligations. The Company manages credit risk by entering into contracts with counterparties that possess high credit ratings, employing net settlement agreements, employing letters of credit, and limiting available credit when necessary. The maximum credit risk exposure at December 31, 2008 is limited to the carrying values of cash and cash equivalents, accounts receivable and risk management assets. Accounts receivable include balances due from customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2008, Paramount had balances due from one sales customer that represented approximately 14 percent of the Company's total accounts receivable.

Liquidity Risk

Liquidity risk is the risk that Paramount will be unable to meet its financial obligations. The Company manages liquidity risk by ensuring that it has sufficient cash, credit facilities and other financial resources available to meet its obligations.

The Company forecasts cash flows for a period of 12 months to identify financial requirements. These requirements are met through a combination of cash flows from operations, credit facilities, dispositions of assets, and accessing capital markets.

Contractual obligations related to financial liabilities are as follows:

	2009	2010-2011	2012-2014	Total
Accounts payable and accrued liabilities	$ 84,192	$ –	$ –	$ 84,192
US Senior Notes, including interest	9,388	18,776	124,530	152,694
	$ 93,580	$ 18,776	$ 124,530	$ 236,886

12. Capital Structure

Paramount's primary objectives in managing its capital structure are to:

(i) maintain a flexible capital structure which optimizes the cost of capital at an acceptable level of risk;

(ii) maintain sufficient liquidity to support ongoing operations, capital expenditure programs, strategic initiatives, and the repayment of debt obligations when due; and

(iii) maximize shareholder returns.

Paramount manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company's underlying assets and operations. Paramount monitors metrics such as the Company's debt-to-equity and debt-to-cash flow ratios, among others, to measure the status of its capital structure. The Company has not established fixed quantitative thresholds for such metrics. Paramount may adjust its capital structure by issuing or repurchasing shares, issuing or repurchasing debt, refinancing existing debt, modifying capital spending programs, and disposing of assets, the availability of any such means being dependant upon market conditions.

Paramount's capital structure consists of the following:

	2008	2007
Working capital[1]	$ (12,919)	$ (152,013)
Bank credit facility	–	–
US Senior Notes (excluding unamortized financing fees)	110,448	136,547
Net Debt	97,529	(15,466)
Share capital	302,727	313,828
Contributed surplus	2,398	1,375
Retained earnings	473,362	593,450
Accumulated other comprehensive loss	–	(4)
Total Capital	$ 876,016	$ 893,183

[1] Excludes risk management assets and liabilities and stock-based compensation liabilities.

Paramount is subject to certain covenants under its credit facility and US Senior Note agreements. The Company maintained compliance with all such covenants during the year. The covenants contain certain restrictions on Paramount's ability to repurchase equity, issue or refinance debt, acquire or dispose of assets, or pay dividends.

13. Consolidated Statements of Cash Flows – Selected Information

Items not involving cash

Year ended December 31	2008	2007
Financial commodity contracts	$ (16,748)	$ 25,225
Stock-based compensation	(2,638)	(18,608)
Depletion, depreciation and accretion	121,085	133,997
Gain on sale of property, plant and equipment	(9,068)	(284,474)
Write-down of petroleum and natural gas assets	44,636	271,959
Write-down of goodwill	10,258	1,963
Foreign exchange	(9,052)	(17,325)
Cash distributions in excess of equity earnings and dilution	18,073	–
Equity earnings and dilution in excess of cash distributions	–	(5,115)
(Gain) loss on sale of investments	–	(528,554)
Impairment charge - investments	96,887	–
Future income tax	18,758	42,112
Non-controlling interest	–	(11,243)
Debt extinguishment, interest and other	1,876	5,477
	$ 274,067	$ (384,586)

Changes in non-cash working capital

Year ended December 31	2008	2007
Short-term investments	$ 19,748	$ (19,715)
Accounts receivable	18,261	40,193
Prepaid expenses and other	348	3,156
Account payable and accrued liabilities	(9,532)	(136,784)
Change in basis of presentation – MGM Energy (Note 1)	–	6,026
	$ 28,825	$ (107,124)
Operating activities	$ 15,310	$ (1,781)
Investing activities	13,515	(105,343)
	$ 28,825	$ (107,124)

Supplemental cash flow information

Year ended December 31	2008	2007
Interest paid	$ 11,092	$ 38,764
Current and other tax paid	$ 1,048	$ 1,753

14. Related Party Transactions

Service Agreements

Paramount provides certain operational and administrative services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, and MGM Energy, at cost and cost plus 10 percent, respectively. Transactions with Trilogy and MGM Energy are settled monthly. In addition, as a result of the respective spinouts, certain employees of Trilogy and MGM Energy hold Paramount Options, Holdco SARs, or previously, Holdco Options. Stock-based compensation expense related to these awards accrues to Paramount. The following table summarizes the related party transactions:

Year ended December 31	2008		2007	
	Trilogy	MGM Energy	Trilogy	MGM Energy
Services agreement	$ 318	$ 229	$ 1,085	$ 1,040
Stock-based compensation	565	–	(352)	(90)
	$ 883	$ 229	$ 733	$ 950

In August of 2008, Paramount entered into an agreement with a supplier for the construction of a significant portion of a third drilling rig for US$8.2 million. For the year ended December 31, 2008, US$6.5 million has been paid to the supplier. An individual who indirectly owns part of the supplier is also a director of a company affiliated with Paramount.

15. Commitments and Contingencies

Commitments

Paramount had the following commitments as at December 31, 2008:

	2009	2010	2011	2012	2013	After 2013
Pipeline transportation commitments [1]	$ 14,384	$ 14,122	$ 12,038	$ 9,376	$ 5,124	$ 45,703
Operating leases	7,357	8,346	1,511	1,008	–	–
Total	$ 21,741	$ 22,468	$ 13,549	$ 10,384	$ 5,124	$ 45,703

[1] Certain of the pipeline transportation commitments are secured by outstanding letters of credit totaling $3.7 million at December 31, 2008.

Contingencies

Paramount is party to various legal claims associated with the ordinary conduct of business. Paramount does not anticipate that these claims will have a material impact on its financial position.

Tax and royalty legislation and regulations, and government interpretation and administration thereof, continually changes. As a result, there are often tax and royalty matters under review by relevant government authorities.

All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the final liability may differ materially from amounts estimated and recorded.

Crown royalties for Paramount's production from frontier lands in the Northwest Territories have been recognized in the Consolidated Financial Statements based on the Company's interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for its past Northwest Territories royalty filings. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of ongoing audits and/or assessments by the Government of Canada. Additional material amounts could potentially become payable.

Paramount, as the original lessee, has committed to discharge MGM Energy's office lease obligation should MGM Energy not fulfill its lease obligation.

16. Subsequent Events

- Received a payment of $12.2 million on the settlement of the remaining US$60.0 million notional foreign exchange collar.
- Cancelled 3.0 million Paramount Options on surrender by their holders.
- All stock appreciation rights that were issued in November 2008 were surrendered and cancelled in exchange for the same number of Paramount Options with the same exercise price and vesting terms.

CORPORATE INFORMATION

OFFICERS

C. H. Riddell
Chairman of the Board and
Chief Executive Officer

J. H.T. Riddell
President and
Chief Operating Officer

B. K. Lee
Chief Financial Officer

E. M. Shier
Corporate Secretary

L. M. Doyle
Corporate Operating Officer

G.W. P. McMillan
Corporate Operating Officer

D.S. Purdy
Corporate Operating Officer

J. Wittenberg
Corporate Operating Officer

P. R. Kinvig
Controller

L. A. Friesen
Assistant Corporate Secretary

DIRECTORS

C. H. Riddell (3)
Chairman of the Board
and Chief Executive Officer
Paramount Resources Ltd.
Calgary, Alberta

J. H.T. Riddell
President and
Chief Operating Officer
Paramount Resources Ltd.
Calgary, Alberta

J. C. Gorman (1)(4)
Retired
Calgary, Alberta

D. Jungé C.F.A. (4)
Chairman of the Board and
Chief Executive Officer,
Pitcairn Trust Company
Bryn Athyn, Pennsylvania

D. M. Knott
Managing General Partner
Knott Partners, L.P.
Syosset, New York

W. B. Macinnes, Q.C. (1) (2) (3) (4)
Retired
Calgary, Alberta

V. S. A. Riddell
Business Executive
Calgary, Alberta

S. L. Riddell Rose
President and
Chief Executive Officer
Paramount Energy
Operating Corp. (5)
Calgary, Alberta

J.B. Roy (1) (2) (3) (4)
Independent Businessman
Calgary, Alberta

A.S. Thomson (1) (4)
Retired
Sidney, British Columbia

B. M. Wylie (2)
Business Executive
Calgary, Alberta

(1) Member of Audit Committee
(2) Member of Environmental, Health and
     Safety Committee
(3) Member of Compensation Committee
(4) Member of Corporate
     Governance Committee
(5) Paramount Energy Operating Corp. is a
     wholly owned subsidiary of Paramount
     Energy Trust

HEAD OFFICE

4700 Bankers Hall West
888 Third Street S. W.
Calgary, Alberta
Canada T2P 5C5
Telephone: (403) 290-3600
Facsimile: (403) 262-7994
www.paramountres.com

CONSULTING ENGINEERS

**McDaniel & Associates
Consultants Ltd.**
Calgary, Alberta

AUDITORS

Ernst & Young LLP
Calgary, Alberta

BANKERS

Bank of Montreal
Calgary, Alberta

The Bank of Nova Scotia
Calgary, Alberta

Royal Bank of Canada
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

**Computershare
Trust Company**
Calgary, Alberta
Toronto, Ontario

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
("POU")





4700 Bankers Hall West
888 Third Street S.W.
Calgary, Alberta
Canada T2P 5C5

Telephone: (403) 290-3600
Facsimile: (403) 262-7994
www.paramountres.com